Form 10-K405, Exhibit 13
period 1997-01-31
BLYTH INDUSTRIES INC
filed 1997-04-29
CIK 921503

Financial Highlights
--------------------------------------------------------------------------------
Years ended January 31,                                                %
(In thousands, except per share data)       1996         1997       Increase
--------------------------------------------------------------------------------
Operating Results
Net Sales                                 $331,341     $495,702        50%
Gross Profit                               175,382      271,727        55%
Operating Profit                            40,620       68,470        69%
Net Earnings                                24,024       40,137        67%

Net Earnings Per Common and
   Common Equivalent Share (1)               $0.83        $1.29        55%
Weighted Average Number of
   Shares Outstanding (1)                   29,080       31,123

Financial Position
Total Assets                              $214,722     $287,312
Total Debt                                  28,018       33,647
Total Stockholders' Equity                 143,354      188,074


Market for Common Stock (1)
--------------------------------------------------------------------------------
The price range for the Company's Common Stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

                                                      Fiscal 1996
                                               (ended January 31, 1996)
                                              High                 Low
--------------------------------------------------------------------------------
First Quarter                                 $15 1/8              $13 5/8
Second Quarter                                $24 1/8              $13 3/4
Third Quarter                                 $25 3/4              $21 3/4
Fourth Quarter                                $29 3/4              $24 1/2

                                                      Fiscal 1997
                                               (ended January 31, 1997)
                                              High                 Low
--------------------------------------------------------------------------------
First Quarter                                 $39 3/4              $28 1/8
Second Quarter                                $49 3/4              $39 3/8
Third Quarter                                 $50 3/4              $37
Fourth Quarter                                $46 5/8              $33 5/8

                                                      Fiscal 1998
                                               (ending January 31, 1998)
                                              High                 Low
--------------------------------------------------------------------------------
First Quarter (through March 27, 1997)        $38 7/8                $31 5/8


(1) Reflects the two-for-one stock split effected as a stock dividend, declared by the Board of Directors on December 1, 1995.


                                    Net Sales
                                  (In Millions)

                             Fiscal 1993      $116.1
                             Fiscal 1994       157.5
                             Fiscal 1995       214.8
                             Fiscal 1996       331.3
                             Fiscal 1997       495.7


                                Operating Profit
                                  (In Millions)

                             Fiscal 1993      $ 11.2
                             Fiscal 1994        16.3
                             Fiscal 1995        22.7
                             Fiscal 1996        40.6
                             Fiscal 1997        68.5


                                  Net Earnings
                                  (In Millions)

                             Fiscal 1993      $  5.9
                             Fiscal 1994         9.1
                             Fiscal 1995        13.3
                             Fiscal 1996        24.0
                             Fiscal 1997        40.1

                      Selected Consolidated Financial Data

--------------------------------------------------------------------------------

Set forth below are selected summary consolidated financial and operating data of the Company for fiscal years 1993 through 1997, which have been derived from the Company's audited financial statements for those years. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this annual report to shareholders.

                                                 Years ended January 31,
-----------------------------------------------------------------------------------------
                                1993          1994          1995         1996        1997
                                    (In thousands, except per share and percent data)
-----------------------------------------------------------------------------------------
Statement of Earnings Data:
  Net Sales                 $116,138      $157,495      $214,826     $331,341    $495,702
  Gross profit                52,529        75,276       108,059      175,382     271,727
  Operating profit            11,158        16,267        22,701       40,620      68,470
  Interest expense             1,436         1,379           736        1,614       2,364
  Earnings before
    income taxes
    and minority interest      9,722        15,027        22,298       40,460      67,552
  Earnings before
    minority interest          5,982         9,072        13,333       24,401      40,331
  Net earnings                 5,982         9,072        13,333       24,024      40,137
  Earnings per
    common share (1)            0.25          0.38          0.50         0.83        1.29
  Weighted average number
    of common shares
    outstanding (1)           24,032        24,146        26,970       29,080      31,123

Operating Data:
  Gross profit margin          45.2%         47.8%         50.3%        52.9%       54.8%
  Operating profit
    margin                      9.6%         10.3%         10.6%        12.2%       13.8%
  Capital expenditures     $   4,463      $  6,761     $  10,315   $   35,426   $  49,620
  Depreciation and
    amortization               1,941         2,440         2,744        4,398       8,479

Balance Sheet Data:
  Working capital          $  13,926     $  14,735     $  41,630    $ 107,038   $ 107,079
  Total assets                49,415        66,047        95,996      214,722     287,312
  Total debt                  16,861        25,895         2,724       28,018      33,647
  Total stockholders'
    equity                    18,073        19,629        63,822      143,354     188,074
-----------------------------------------------------------------------------------------

(1) Restated for December 1995 two-for-one stock split effected as a stock dividend. Earnings per common share for fiscal 1995 and fiscal 1996 reflects the issuance of 4,000,000 shares of Common Stock as part of the Company's initial public offering in May 1994 and the issuance of 2,400,000 shares of Common Stock in a secondary offering in October 1995, respectively. Earnings per common share for all periods gives effect to the issuance of 1,999,872 shares of Common Stock upon conversion of certain convertible notes in April 1994. Earnings per common share for the applicable periods also includes results of operations of Aromatic Industries, Inc., which was acquired in March 1992, the Company's equity in earnings from its investments in Colony Gift Corporation Ltd. in September 1993 and March 1995, results of operations of Jeanmarie Creations, Inc., 84% owned, of which 80% was acquired in April 1995 and 4% was acquired in May 1996, the results of operations from the Company's acquisition of 75% ownership in Eclipse Candles, Ltd. in July 1995 and October 1996, and partial results of operations of New Ideas International, Inc. which was acquired in December 1996, none of which had a material effect on the Company's results of operations in the period during which they occurred, or thereafter.

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

--------------------------------------------------------------------------------

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to net sales, and the percentage increase, of certain items included in the Company's consolidated statements of earnings:

                                                             Increase from Prior Period
                              Percentage of Net Sales        ---------------------------
                              Years Ended January 31,        Fiscal 1996     Fiscal 1997
                             ------------------------        Compared to     Compared to
                              1995      1996      1997       Fiscal 1995     Fiscal 1996
----------------------------------------------------------------------------------------
Net sales                     100.0%    100.0%    100.0%          54.2%           49.6%
Cost of goods sold             49.7      47.1      45.2           46.1            43.6
Gross profit                   50.3      52.9      54.8           62.3            54.9
Selling and shipping           30.3      31.7      32.2           61.1            52.3
Administrative                  9.4       9.0       8.8           47.4            45.6
Operating profit               10.6      12.2      13.8           78.9            68.6
Net earnings                    6.2       7.3       8.1           80.2            67.1


Fiscal 1997 Compared to Fiscal 1996

Net sales increased $164.4 million, or 49.6%, from $331.3 million in fiscal 1996 to $495.7 million in fiscal 1997. Virtually all of this increase was attributable to unit growth in sales of the Company's consumer scented candles and candle accessories in the United States, Canada and Europe. Several factors contributed to the increase in unit sales. Sales to new customers continued to represent at least 50% of the net sales increase. The increase in sales to new domestic customers was attributable to improved penetration of existing channels of distribution and to geographic expansion in the United States, particularly by the Company's direct selling activities. In addition, the Company was able to increase sales to existing customers, particularly mass merchandisers and specialty chains, and to a lesser extent, department and gift stores.

    Sales of Ambria, the Company's new line of coordinated home fragrance and decorative lighting products, contributed to the increase in sales. This coordinated line replaced certain single product lines such as Old Harbor and Aromatic's, while generally increasing sales in the same shelf space. Sales to Hallmark Gold Crown Stores also contributed, to a lesser extent, to the increase in domestic sales. In fiscal 1996 the Company did not have a strategic partnering arrangement with Hallmark Cards, Incorporated. For fiscal 1997, international net sales (which accounted for 15% of net sales, compared to 11% in fiscal 1996) continued to grow at a substantially higher rate than domestic sales.

    Sales of scented candles and accessories, which are typically higher gross profit margin products, also continued to grow at a substantially faster rate than unscented products. Consumable products (which consist of candles, citronella candles and potpourri) accounted

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

--------------------------------------------------------------------------------

Results of Operations
(continued)

for approximately 65% of the Company's net sales for fiscal 1997, down from 70% of net sales in fiscal 1996. Candle accessories continued to account for the balance of net sales.

    Gross profit increased $96.3 million, or 54.9%, from $175.4 million in fiscal 1996 to $271.7 million in fiscal 1997. Gross profit margin increased from 52.9% for fiscal 1996 to 54.8% for fiscal 1997. Such increases were due, in substantial part, to the continued increased sales of the Company's products to the consumer market, which products generally carry higher gross profit margins than the Company's other products, as well as to the continued shift in the mix of the Company's products for the consumer market to a greater percentage of higher gross profit margin products, such as scented candles and candle accessories. As in fiscal 1996, manufacturing efficiencies due to higher unit volume and process technology improvements continued to have a favorable impact on gross profit margins.

    Selling and shipping expense increased $54.9 million, or 52.3%, from $104.9 million in fiscal 1996 (31.7% of net sales), to $159.8 million in fiscal 1997 (32.2% of net sales). Selling and shipping expense consists of advertising, sales commissions, printed promotional materials and business development costs, all of which were higher due to increased sales to the consumer market, particularly sales through the Company's direct selling activities, in which sales expenses, as a percentage of sales, are relatively higher. In addition, the Company's consumer products generally require a higher level of product development and sales and marketing expense than the Company's food service and religious products.

    Administrative expense increased $13.6 million, or 45.6%, from $29.8 million in fiscal 1996 (9.0% of net sales) to $43.4 million in fiscal 1997 (8.8% of net sales). Such increases were a result of increases in personnel (from approximately 314 administrative employees at January 31, 1996 to approximately 364 administrative employees at January 31, 1997), substantially improved information and data processing capabilities (including increases in order processing personnel) and increases in leased and owned office space. In connection with anticipated growth in its consumer product sales, which generally require somewhat greater administrative expenditures, the Company expects further increases in administrative expenses due to expected increases in the number of employees. The Company also expects additional infrastructure spending associated with improvements in information and administrative support systems.

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

--------------------------------------------------------------------------------

Results of Operations
(continued)

    Interest expense increased $0.8 million, or 50%, from $1.6 million in fiscal 1996 to $2.4 million in fiscal 1997. Interest expense was generally higher as a result of the issuance by certain of the Company's subsidiaries of $25.0 million aggregate principal amount of Senior Notes in July 1995. See "--Liquidity and Capital Resources".

    Income tax expense increased $11.1 million, or 68.9%, from $16.1 million in fiscal 1996 to $27.2 million in fiscal 1997. The effective income tax rate was approximately 40.0% for fiscal 1996 and fiscal 1997.

    As a result of the foregoing, net earnings increased $16.1 million, or 67.1%, from $24.0 million in fiscal 1996 to $40.1 million in fiscal 1997.

Fiscal 1996 Compared to Fiscal 1995

Net sales increased $116.5 million, or 54.2%, from $214.8 million in fiscal 1995 to $331.3 million in fiscal 1996. Substantially all of this increase was attributable to unit growth in sales of the Company's consumer scented candles and candle accessories in the United States, Canada and Europe. International sales, including sales in Canada, grew at a faster rate than the Company as a whole, and accounted for approximately 18% of the net sales increase, and international sales accounted for 10.6% of total net sales for fiscal 1996.

    Sales of scented candles and candle accessories continued to grow at a substantially faster rate than unscented products. As in prior years, consumable products accounted for approximately 70% of the Company's net sales for fiscal 1996. Candle accessories continued to account for the balance of net sales.

    Gross profit increased $67.3 million, or 62.3%, from $108.1 million in fiscal 1995 to $175.4 million in fiscal 1996. Gross profit margin increased from 50.3% for fiscal 1995 to 52.9% for fiscal 1996. Such increases were due, in substantial part, to the continued increased sales of the Company's products to the consumer market. Because customer sales demand, particularly demand by customers purchasing through the Company's home party plan direct selling activities, was greater than anticipated, additional shipping and distribution expenses were incurred in the first half of fiscal 1996 in order to fulfill customer orders, especially orders for candle accessories, in a timely manner. Gross profit was not materially affected by the acquisition of 80% of the capital stock of Jeanmarie Creations, Inc. on April 25, 1995.

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

--------------------------------------------------------------------------------

Results of Operations
(continued)

    Selling and shipping expense increased $39.8 million, or 61.1%, from $65.1 million in fiscal 1995 (30.3% of net sales), to $104.9 million in fiscal 1996 (31.7% of net sales).

    Administrative expense increased $9.6 million, or 47.4% from $20.2 million in fiscal 1995 (9.4% of net sales) to $29.8 million in fiscal 1996 (9.0% of net sales). Such increases were a result of increases in personnel (from approximately 185 administrative employees at January 31, 1995 to approximately 314 administrative employees at January 31, 1996), substantially improved information and data processing capabilities and increases in leased and owned office space.

    Interest expense increased $0.9 million, or 119.3%, from $0.7 million in fiscal 1995 to $1.6 million in fiscal 1996. See "--Liquidity and Capital Resources". A portion of the proceeds of the Company's secondary offering of common stock in October 1995 was used to repay all then-outstanding indebtedness under the Company's credit facility, resulting in lower interest expense related to the Company's credit facility in fiscal 1996.

    Income tax expense increased $7.1 million, or 79.1%, from $9.0 million in fiscal 1995 to $16.1 million in fiscal 1996. The effective income tax rate was approximately 40.0% for fiscal 1995 and fiscal 1996.

--------------------------------------------------------------------------------

Seasonality

Approximately 40% of the Company's annual net sales typically occur in the first and second fiscal quarters of the fiscal year, with the larger balance experienced in the third and fourth fiscal quarters, generally due to consumer buying patterns. The Company's net sales are strongest in the third and fourth fiscal quarters due to increased shipments to meet year-end holiday season demand for the Company's products. In addition, during the third and fourth fiscal quarters, the mix of products shipped by the Company shifts to a greater percentage of higher gross profit margin products. Emphasis is placed on sales of the Company's outdoor citronella candles in the first half of the fiscal year. In fiscal 1996 and 1997, the majority of the Company's outdoor citronella candles were shipped in the first and second fiscal quarters. Operating profit largely follows these patterns, although a somewhat larger portion of the Company's annual operating profit is earned in the second half of the fiscal year.

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

--------------------------------------------------------------------------------

Liquidity and
Capital Resources

Operating assets and liabilities increased from January 31, 1996 to January 31, 1997 due to the Company's internally generated growth. Inventory increased from $73.2 million at January 31, 1996 to $103.1 million at January 31, 1997. This growth was primarily attributable to increases to meet current and anticipated demand and, to a lesser extent, increases in inventory attributable to the acquisition of New Ideas International and the addition of Eclipse Candles as a consolidated subsidiary. However, sales growth in the fourth quarter increased at a faster rate than growth in inventory. As a result, measured in terms of number of days' worth of cost of goods sold, inventory decreased from 169 days' worth of inventory at the end of fiscal 1996 to 166 days' worth of inventory at the end of fiscal 1997. The Company expects to manage its inventory in the ordinary course to meet increased demand and to improve customer service. Accounts receivable increased $10.1 million, or 40.6%, from $24.9 million at the end of fiscal 1996 to $35.0 million at the end of fiscal 1997. Such increase is due to normal seasonal fluctuation, expanded sales and the inclusion of New Ideas International and Eclipse Candles. Accounts payable and accrued expenses increased $19.9 million, or 52.5%, from $37.9 million at the end of fiscal 1996 to $57.8 million at the end of fiscal 1997. The increase in accounts payable and accrued expenses is attributable to the increases in operating assets and the Company's overall growth.

    Capital expenditures for property, plant and equipment were $49.6 million in fiscal 1997. Capital expenditures were primarily investments in new plant and equipment and improvements to existing plant and equipment, including approximately $15.0 million used for a new 400,000 square foot distribution facility in Elkin, North Carolina, approximately $20.0 million used for machinery and equipment, including machinery and equipment for the new facilities and upgrades to machinery and equipment in existing facilities, and approximately $7.0 million used for information systems and office expansion. The Company announced the groundbreaking of its new candle manufacturing facility in Cumbria, England, for which net capital expenditures are expected to total approximately $15.0 million, with $5.0 million and $10.0 million of this spending occurring in fiscal 1997 and fiscal 1998, respectively. In addition, during fiscal 1998, the Company expects that it will be required to make further substantial capital expenditures for office expansion, increases in machinery and equipment, and increased manufacturing and distribution capacity.

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

--------------------------------------------------------------------------------



Liquidity and
Capital Resources
(continued)

    The Company has grown in part through acquisitions and, as part of its growth strategy, the Company expects to continue from time to time in the ordinary course of its business to evaluate and pursue opportunities to acquire other companies, assets and product lines that either complement or expand its existing business. The Company expects to effect one or more such acquisitions in the next twelve months. In 1997, the Company expended an aggregate of $7.4 million (net of cash acquired) in connection with its acquisition of a product line from Hallmark Cards, Incorporated, the Company's increase in equity ownership in Eclipse Candles and the December 31, 1996 acquisition of New Ideas International (a transaction in which the Company issued 662,497 shares of its Common Stock as consideration). The acquisition of New Ideas International has been accounted for as a pooling-of-interests. On March 25, 1997, the Company entered into an agreement to acquire Endar Corp., a manufacturer of potpourri, scented candles and other fragrance products. The Company expects to issue shares of its Common Stock in the transaction. The transaction is subject to satisfaction of certain conditions and is anticipated to be consummated prior to the end of June 1997.

    The Company's primary capital requirements are for working capital to fund the increased inventory and accounts receivable required to sustain the Company's sales growth and for capital expenditures (including capital expenditures related to planned facilities expansion) and expenditures in connection with its pending acquisition. In fiscal 1997, the Company entered into a $20.0 million unsecured credit facility in order to finance the construction and equipment associated with the new Elkin, North Carolina distribution facility. This credit facility will convert into an amortizing term loan which will be payable over a seven-year period ending in 2005. In April 1997, the Company entered into a $15.0 million, pound-denominated, unsecured credit facility in order to finance the construction and equipment associated with the new U.K. candle manufacturing facility. This credit facility will convert into an amortizing term loan which will be payable over a seven-year period ending in 2005.

    In July 1996, the Company extended and improved the terms of its credit facility (the "Credit Facility") with Harris Trust and Savings Bank ("Harris") and the Bank of America Illinois (together with Harris, the "Banks") through July 21, 1998. Pursuant to the Credit Facility the Banks have agreed, subject to certain conditions, to provide an unsecured

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

--------------------------------------------------------------------------------

Liquidity and
Capital Resources
(continued)

revolving credit facility to the Company in an aggregate amount of up to $21.0 million to fund ongoing working capital requirements, letter of credit requirements and general corporate purposes of the Company. Amounts which may be outstanding under the Credit Facility bear interest, at the Company's option, at Harris' prime rate (8.25% at January 31, 1997) or at LIBOR plus 0.40%. In connection with the Credit Facility, the Company pays a commitment fee of 0.125% per annum on the unused portion of the revolving credit facility. The Credit Facility contains standard covenants, including maintenance of certain financial ratios and limitations on certain restricted payments, including dividends. The Company does not believe that such covenants will have a material adverse effect on its operations.

    Net cash provided by operating activities amounted to $33.3 million in fiscal 1997, an improvement of $28.7 million when compared to $4.6 million in fiscal 1996. At January 31, 1997, no principal amount was outstanding under the Credit Facility, but approximately $1.8 million face amount of letters of credit were outstanding under the Credit Facility.

    The $25.0 million of Senior Notes issued by certain subsidiaries in 1995 are guaranteed by the Company and substantially all of the Company's subsidiaries. The Note Purchase Agreement governing the sale of such Senior Notes contains standard covenants, including maintenance of certain financial ratios. The Company does not believe that such covenants will have a material adverse effect on its operations. A significant portion of the proceeds of the Senior Notes was used to finance a portion of the Company's facilities expansion.

    The Company believes that its cash from operations and available borrowings under the Credit Facility (and any refinancing thereof), and the North Carolina and U.K. credit facilities, will be sufficient to fund its operating requirements, capital expenditures and all other obligations for fiscal 1998 and fiscal 1999.

                           Consolidated Balance Sheets

-----------------------------------------------------------------------------------------

January 31, (In thousands, except share data)                            1996        1997
-----------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                          $   46,509   $  27,832
Accounts receivable, less allowance for doubtful receivables
  of $570 in 1996 and $892 in 1997                                     24,889      35,002
Inventories                                                            73,176     103,054
Prepaid expenses                                                          288         237
Deferred income taxes                                                     600       1,000
-----------------------------------------------------------------------------------------
    Total current assets                                              145,462     167,125
Property, Plant and Equipment - At Cost
Land and buildings                                                     23,484      25,951
Leasehold improvements                                                  2,026       2,797
Machinery and equipment                                                43,625      66,945
Office furniture and data processing equipment                         10,054      17,147
Construction in progress                                                   --      20,300
-----------------------------------------------------------------------------------------
                                                                       79,189     133,140
Less accumulated depreciation and amortization                         21,030      29,589
-----------------------------------------------------------------------------------------
                                                                       58,159     103,551
Other Assets
Investments                                                             6,586       4,991
Excess of cost over fair value of assets acquired, net of
  accumulated amortization of $207 in 1996 and $1,493 in 1997           3,925      11,146
Deposits                                                                  590         499
-----------------------------------------------------------------------------------------
                                                                       11,101      16,636
-----------------------------------------------------------------------------------------
                                                                     $214,722   $ 287,312
=========================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current maturities of long-term debt                               $      514   $   1,689
Accounts payable                                                       18,856      34,202
Accrued expenses                                                       18,961      23,554
Income taxes                                                               93         601
-----------------------------------------------------------------------------------------
    Total current liabilities                                          38,424      60,046
Deferred Income Taxes                                                   3,000       4,900
Long-Term Debt, less current maturities                                27,504      31,958
Commitments                                                                --          --
Excess Of Fair Value Over Cost Of Assets Acquired,
  net of accumulated amortization of $451 in 1996
  and $571 in 1997                                                        953         833
Minority Interest                                                       1,487       1,501
Stockholders' Equity
Preferred stock - authorized, 10,000,000 shares of $0.01
  par value; no shares issued and outstanding                              --          --
Common stock - authorized, 100,000,000 shares of $0.02
  par value; issued and outstanding, 30,707,220 shares in 1996
  and 31,419,768 shares in 1997                                           614         628
Additional contributed capital                                         86,701      87,338
Retained earnings                                                      56,039     100,108
-----------------------------------------------------------------------------------------
                                                                      143,354     188,074
-----------------------------------------------------------------------------------------
                                                                     $214,722   $ 287,312
=========================================================================================

The accompanying notes are an integral part of these statements.

                       Consolidated Statements of Earnings

-----------------------------------------------------------------------------------------

January 31, (In thousands, except per share data)           1995         1996       1997
-----------------------------------------------------------------------------------------
Net sales                                               $214,826     $331,341   $495,702
Cost of goods sold                                       106,767      155,959    223,975
-----------------------------------------------------------------------------------------
  Gross profit                                           108,059      175,382    271,727
Selling and shipping                                      65,131      104,944    159,846
Administrative                                            20,227       29,818     43,411
-----------------------------------------------------------------------------------------
                                                          85,358      134,762    203,257
-----------------------------------------------------------------------------------------
  Operating profit                                        22,701       40,620     68,470
Other expense (income)
  Interest expense                                           736        1,614      2,364
  Interest income                                            (73)       (805)       (872)
  Equity in earnings of investees                           (260)       (649)       (574)
-----------------------------------------------------------------------------------------
                                                             403          160        918
-----------------------------------------------------------------------------------------
    Earnings before income taxes and minority interest    22,298       40,460     67,552
Income tax expense                                         8,965       16,059     27,221
-----------------------------------------------------------------------------------------
    Earnings before minority interest                     13,333       24,401     40,331
Minority interest                                             --          377        194
-----------------------------------------------------------------------------------------
Net earnings                                             $13,333      $24,024    $40,137
=========================================================================================
Net earnings per common and
  common equivalent share                                $  0.50      $  0.83    $  1.29
=========================================================================================
Weighted average number of shares outstanding             26,970       29,080     31,123
=========================================================================================

The accompanying notes are an integral part of these statements.


                 Consolidated Statements of Stockholders' Equity

-----------------------------------------------------------------------------------------
January 31, (In thousands, except share data)
-----------------------------------------------------------------------------------------
                                       Common stock      Additional
                                    Number               contributed  Retained
                                   of shares    Amount     capital    earnings     Total
-----------------------------------------------------------------------------------------
Balance at February 1, 1994        22,191,540      $222   $   418    $  18,989  $  19,629
Net earnings for the year                 --         --        --       13,333     13,333
Common stock issued upon conversion
  of convertible subordinated
  promissory notes                  1,999,872        20       980           --      1,000
Common stock issued upon completion
  of initial public offering        4,000,000        40    29,820           ---    29,860
-----------------------------------------------------------------------------------------
Balance at January 31, 1995        28,191,412       282    31,218       32,322     63,822
Net earnings for the year                  --        --        --       24,024     24,024
Common stock issued
  in connection with acquisition       99,808         1     1,403           --      1,404
Common stock issued in connection
  with exercise of stock options       16,000         1       131           --        132
Common stock issued upon completion
  of secondary public offering      2,400,000        23    53,949           --     53,972
Common stock issued in connection
  with 2 for 1 stock split
  in the form of a dividend                --       307        --         (307)        --
-----------------------------------------------------------------------------------------
Balance at January 31, 1996        30,707,220       614    86,701       56,039    143,354
Net earnings for the year                  --        --        --       40,137     40,137
Common stock issued in connection
  with acquisition                    662,497        13       --         3,932      3,945
Common stock issued in connection
  with exercise of stock options
  and other                            50,051         1       637          --         638
-----------------------------------------------------------------------------------------
Balance at January 31, 1997        31,419,768      $628   $87,338     $100,108  $ 188,074
=========================================================================================

The accompanying notes are an integral part of these statements.

                      Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------
January 31, (In thousands)                                  1995         1996        1997
-----------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                         $  13,333    $  24,024   $  40,137
  Adjustments to reconcile net earnings
    to net cash provided
    by operating activities:
      Depreciation and amortization                        2,744        4,398       8,479
      Deferred income taxes                                  400        1,100       1,500
      Equity in earnings of investees                       (260)       (649)       (574)
      Minority interest                                      --           377         194
      Changes in operating assets and liabilities, net
        of effect of business
        acquisition:
        Accounts receivable                               (7,536)        (73)      (7,639)
        Inventories                                       (6,353)    (34,526)     (26,023)
        Prepaid expenses                                      67        (181)          53
        Other assets                                        (65)        (252)         127
        Accounts payable                                   3,331        4,896      12,184
        Accrued expenses                                   5,137        5,943       4,308
        Income taxes                                        (24)        (463)         549
-----------------------------------------------------------------------------------------
           Total adjustments                             (2,559)     (19,430)     (6,842)
-----------------------------------------------------------------------------------------
           Net cash provided by operating activities      10,774        4,594      33,295
Cash flows from investing activities:
  Purchases of property, plant and equipment             (10,315)    (35,426)    (49,620)
  Investments in investees                                  --        (3,270)        --
  Purchase of businesses, net of cash acquired              --        (7,116)     (7,435)
-----------------------------------------------------------------------------------------
           Net cash used in investing activities         (10,315)    (45,812)    (57,055)
Cash flows from financing activities:
  Proceeds from issuance of common stock                  29,860       54,104         576
  Borrowings from bank line of credit                     24,000       44,015      28,395
  Repayments on bank line of credit                      (35,600)    (44,015)     (28,395)
  Proceeds from issuance of long-term debt                  --         25,000       5,000
  Payments on long-term debt                             (10,571)       (458)        (493)
-----------------------------------------------------------------------------------------
           Net cash provided by financing activities       7,689       78,646       5,083
-----------------------------------------------------------------------------------------
           Net increase (decrease) in cash and
             cash equivalents                              8,148       37,428    (18,677)
Cash and cash equivalents at beginning of year               933        9,081      46,509
-----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $    9,081    $  46,509   $  27,832
=========================================================================================

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                         $       864   $    1,439  $    2,123
    Income taxes, net of refunds                           8,584       15,989      24,968

See Note B for non-cash investing and financing activities.

The accompanying notes are an integral part of these statements.

                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note A
Summary of Significant Accounting Policies


The Company, which operates in a single industry, designs, manufactures, markets and distributes an extensive line of candles and home fragrance products including scented candles, outdoor citronella candles, potpourri and auto fragrance products and markets a broad range of related candle accessories and decorative gift bags.

  A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the accounts of Blyth Industries, Inc. and its wholly-owned subsidiary, Candle Corporation Worldwide, Inc. and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Concentration

The Company's credit sales are principally to department and gift stores, mass merchandisers and distributors who purchase the Company's products for resale. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for estimated credit losses.

Foreign Currency Translation

All balance sheet accounts of foreign operations are translated into U.S. dollars at the year-end rate of exchange, and statement of earnings items are translated at the weighted average exchange rates for the period. The effect of the foreign currency translation on the financial statements presented was not material.

Forward Foreign Exchange Contracts

The Company enters into forward foreign exchange contracts to reduce the impact of foreign currency fluctuations on committed capital expenditures and on Canadian operations. The gains and losses on these contracts are included in earnings in the period in which the contracts are settled.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, cost-basis investments, and long-term debt. The carrying value of the cash and cash equivalents and long-term debt approximates their estimated fair values. Management believes the estimated fair value of the cost-basis investments approximates their carrying values, although there can be no assurances that this is the case.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. The elements of cost are material, labor and factory overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided principally by use of the straight-line method for financial reporting purposes. The straight-line method and accelerated methods are used for income tax reporting purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note A
Summary of Significant Accounting Policies
(continued)

The principal estimated lives used in determining depreciation and amortization are as follows:

Buildings........................................................27 to 40 years
Leasehold improvements............................................5 to 10 years
Machinery and equipment...........................................5 to 12 years
Office furniture and data processing equipment.....................5 to 7 years

Excess of Cost Over Fair Value of Assets Acquired

The excess of costs of the acquisitions over the value of identifiable assets acquired less liabilities assumed is being amortized on a straight-line basis, over 15 years. On an ongoing basis, management reviews the valuation and amortization of the intangible assets to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets.

Excess of Fair Value Over Cost of Assets Acquired

The excess of fair value of assets acquired over their cost is amortized on a straight-line basis over 12 years.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes, based upon enacted tax rates in effect for the periods the taxes are expected to be recoverable (payable).

Revenue Recognition

Revenue is recognized at the time of shipment of the Company's products.

Earnings per Common and Common Equivalent Share

In connection with the Company's initial public offering, on March 28, 1994 the Board of Directors and shareholders approved a change in the Company's common stock to increase the authorized shares to 100,000,000 and to effect a 14 for 1 stock split. In December 1995, the Company effected a two-for-one stock split in the form of a stock dividend. All share quantities, per share amounts, and option data have been retroactively restated to reflect these stock splits.

  Earnings per common and common equivalent share are computed based upon the weighted average number of shares outstanding during each year, which includes outstanding options for common stock, when dilutive.

--------------------------------------------------------------------------------

Note B
Business Acquisitions

In March 1995, the Company purchased an additional 25% of the issued and outstanding capital stock of Colony Gift Corporation Ltd., a European candle manufacturer, for approximately $1,400,000 cash and 99,808 shares of the Company's common stock. In a prior year, the Company had acquired 25% of this investee. Under the purchase agreement, the Company has the option to acquire up to 100% of the stock of this investee in 25% increments, at certain dates through June 1, 2007, at prices determined pursuant to the agreement. In addition, the shareholders of the investee have the option to buy back shares from the Company in the event the Company does not exercise its purchase option. The investment is recorded under the equity method of accounting. Accordingly, the Company has recognized its share of earnings in this investee from the dates of acquisition.

  In April, 1995, the Company acquired 80% of the issued and outstanding capital stock of Jeanmarie Creations, Inc., a decorative gift bag company, for approximately $7,116,000 (net of cash acquired). During May 1996, the Company increased its investment by an additional 4%. Under the purchase and sale agreements, the Company has the option to acquire, and in certain circumstances, may be required to acquire, the remaining 16% of common stock at prices set forth in the agreements.

                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


Note B
Business Acquisitions
(continued)

  In July 1995, the Company acquired 50% of the issued and outstanding capital stock of Eclipse Candles, Ltd., another European candle manufacturer, for approximately $1,450,000 cash. In October 1996, the Company increased its investment by an additional 25%.

  In February 1996, the Company purchased from Hallmark Cards, Incorporated the Canterbury candle product line and related candle manufacturing equipment for approximately $8,400,000 cash. Under the terms of the purchase agreement, the Company will work jointly with Hallmark as a preferred vendor in the merchandising and distribution of the Company's candles and candle accessories through various outlets which carry Hallmark candles.

  The foregoing acquisitions have been recorded under the purchase method of accounting. The results of operations prior to acquisitions were not material.

  In December 1996, the Company issued 662,497 shares of its common stock in exchange for all of the outstanding capital stock of New Ideas International, Inc. (New Ideas), a manufacturer of home and auto fragrance products. This transaction was accounted for as a pooling of interests. Since the aggregated historical operations of New Ideas prior to the date of combination were not material to the Company's consolidated results of operations and financial position, prior period financial statements have not been restated.

--------------------------------------------------------------------------------

Note C
Geographic Information

Information about the Company's operations in different geographic areas follows (in thousands):

Years ended January 31,        United States    International          Total
--------------------------------------------------------------------------------
Net sales
   1995                             $201,200         $ 13,626       $214,826
   1996                              296,325           35,016        331,341
   1997                              421,640           74,062        495,702
Net earnings (loss)
   1995                               13,915            (582)         13,333
   1996                               23,361              663         24,024
   1997                               38,137            2,000         40,137
Identifiable assets
   1995                               92,955            3,041         95,996
   1996                              205,413            9,309        214,722
   1997                              258,479           28,833        287,312

--------------------------------------------------------------------------------

Note D
Inventories

The major components of inventories are as follows (in thousands):

                                                         1996           1997
--------------------------------------------------------------------------------
Raw materials                                         $10,433      $  13,170
Work in process                                         1,803          3,352
Finished goods                                         60,940         86,532
--------------------------------------------------------------------------------
                                                      $73,176      $ 103,054
================================================================================

                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note E
Accrued Expenses

Accrued expenses consist of the following (in thousands):
                                                             1996       1997
--------------------------------------------------------------------------------
Compensation and certain benefits                        $  5,381   $  6,959
Deferred revenue                                            5,646      6,268
Promotional expenses                                        1,730      3,325
Taxes (other than income)                                   1,562      4,661
Other                                                       4,642      2,341
--------------------------------------------------------------------------------
                                                          $18,961    $23,554
================================================================================


--------------------------------------------------------------------------------
Note F
Bank Line of Credit

The bank line of credit is comprised of borrowings under a bank unsecured revolving credit facility of $21,000,000 expiring July 21, 1998. There were no borrowings under the bank line of credit at January 31, 1996 and 1997. The terms of this agreement contain, among other provisions, requirements for maintaining certain financial ratios and tangible net worth. At January 31, 1997, the Company was in compliance with such covenants.

--------------------------------------------------------------------------------

Note G
Long-Term Debt

Long-term debt consists of the following (in thousands):
                                                                 1996       1997
--------------------------------------------------------------------------------
Capital lease obligation                                      $   978    $   642
7.54% Senior Notes                                             25,000     25,000
Term loan                                                        --        5,000
Other                                                           2,040      3,005
--------------------------------------------------------------------------------
                                                               28,018     33,647
Less current maturities                                         (514)    (1,689)
--------------------------------------------------------------------------------
                                                              $27,504    $31,958
================================================================================

In July 1995, subsidiaries of the Company privately placed $25.0 million aggregate principal amount of 7.54% Senior Notes Due 2005. Such Senior Notes are guaranteed by the Company and substantially all of the Company's subsidiaries and contain, among other provisions, requirements for maintaining certain financial ratios and tangible net worth. At January 31, 1997, the Company was in compliance with such covenants. The notes are payable in seven annual installments beginning June 30, 1999.

  In December 1996, the Company entered into a Term Credit Agreement for an amount up to $20.0 million for the construction of the Elkin, North Carolina distribution facility and the related purchase of equipment. The loan is payable in twenty-eight quarterly principal installments beginning May 1, 1998 with interest payable at the Company's option at the bank's domestic rate, adjusted LIBOR or the adjusted treasury rate. At January 31, 1997 $5.0 million was outstanding on the Term Credit Agreement with interest at the rate of 6.10%.

  Maturities under debt obligations and future minimum lease payments under the capital lease obligation are as follows (in thousands):

                                                                       Capital
                                                               Debt      Lease
                                                        Obligations Obligation
--------------------------------------------------------------------------------
1998                                                       $  1,294       $433
1999                                                            726        252
2000                                                          4,974        --
2001                                                          3,904        --
2002                                                          3,904        --
Thereafter                                                   18,203        --
--------------------------------------------------------------------------------
                                                           $ 33,005        685
                                                           ========
Less amounts representing interest                                         (43)
--------------------------------------------------------------------------------
Present value of net minimum lease payments                               $642
================================================================================

                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note H
Employee Benefit Plan


The Company has a defined contribution employee benefit plan covering substantially all eligible non-union employees. The Company is required to contribute $100 annually for each participating employee; additional contributions are discretionary. Expense related to the plan for the years ended January 31, 1995, 1996 and 1997 was $640,000, $866,000 and $1,107,000,
respectively.

--------------------------------------------------------------------------------

Note I
Commitments

The Company utilizes leases for a portion of its operating facilities and equipment. Generally, the leases provide that the Company pay taxes, maintenance, insurance and other occupancy expense applicable to leased premises. Certain leases provide for renewal for various periods at stipulated rates.

  The minimum future rental commitments under operating leases are as follows (in thousands):

Year ended January 31,
   1998                                                                $  5,744
   1999                                                                   4,611
   2000                                                                   3,665
   2001                                                                   4,395
   2002                                                                   1,453
   Thereafter                                                               582
--------------------------------------------------------------------------------
     Total minimum payments required                                    $20,450
================================================================================

Rent expense for the years ended January 31, 1995, 1996 and 1997 was $2,249,000, $3,823,000 and $4,735,000, respectively.

--------------------------------------------------------------------------------

Note J
Income Taxes

Income tax expense consists of the following (in thousands):
                                                              1995       1996       1997
----------------------------------------------------------------------------------------
Current income tax expense
   Federal                                                  $6,543    $12,713    $21,863
   State                                                     2,022      2,246      3,858
----------------------------------------------------------------------------------------
                                                             8,565     14,959     25,721
Deferred income tax expense
   Federal                                                     340        950      1,275
   State                                                        60        150        225
----------------------------------------------------------------------------------------
                                                               400      1,100      1,500
----------------------------------------------------------------------------------------
   Total income tax expense                                 $8,965    $16,059    $27,221
========================================================================================

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                         1996       1997
----------------------------------------------------------------------------------------
Current deferred tax assets
   Accrued compensation                                               $   320   $    550
   Allowance for doubtful receivables                                     230        330
   Accrued expenses                                                        50        120
----------------------------------------------------------------------------------------
                                                                      $   600   $  1,000
Non-current deferred tax liabilities
   Depreciation                                                       $(3,000)   $(4,900)
========================================================================================

A reconciliation of the provision for income taxes to the amounts computed at the Federal statutory rate is as follows (in thousands):

                                                              1995       1996       1997
----------------------------------------------------------------------------------------
Tax provision at statutory rate                             $7,704    $14,161    $23,643
Tax effect of:
   State income taxes, net of Federal tax benefit            1,323      1,741      3,301
   Other, net                                                  (62)       157        277
----------------------------------------------------------------------------------------
   Total income tax expense                                 $8,965    $16,059    $27,221
========================================================================================

                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note K
Employee Stock Option Plans

At January 31, 1997, the Company had two stock-based compensation plans, which are described below. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account for stock-based compensation under the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, generally, no cost is recorded for stock options issued to employees unless the option price is below market at the time options are granted. The following pro forma net income and earnings per share are presented for informational purposes and have been computed using the fair value method of accounting for stock-based compensation as set forth in SFAS No. 123:

                                                                 1996               1997
------------------------------------------------------------------------------------------
                                                     (In thousands, except per share data)
Net earnings
  As reported                                                 $24,024             $40,137
  Pro forma                                                    23,766              39,806

Net earnings per common and common equivalent shares
  As reported                                                 $  0.83             $  1.29
  Pro forma                                                      0.82                1.28

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1997, respectively: expected volatility of 33.8 percent and 42.5 percent, risk-free interest rates at 5.37 to 7.85 percent and 6.14 percent to 6.85 percent; and expected lives of 5 years to 7 years for both years and no dividend payments.

  The Company has adopted the Amended and Restated 1994 Employee Stock Option Plan (the "Employee Option Plan"), which provides for the grant to officers and employees of both "incentive stock options" and stock options that are non-qualified for Federal income tax purposes. The total number of shares of common stock for which options may be granted pursuant to the Employee Option Plan is 920,000.

  The exercise price of incentive stock options granted under the Employee Option Plan may not be less than 100% of the fair market value of the common stock at the time of grant, and the term of any option may not exceed 10 years. Options generally become exercisable over a five-year period. With respect to any employee who owns stock representing more than 10% of the voting power of the outstanding capital stock of the Company, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares at the time of grant, and the term of such option may not exceed five years.

  The Company has also adopted the 1994 Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Plan"). A total of 80,000 shares of common stock may be issued through the exercise of options granted pursuant to the Non-Employee Directors Plan. No option may be granted under the Non-Employee Directors Plan after ten years following May 18, 1994.

  Each Non-Employee Director who is elected to office for the first time after March 1, 1994 will, upon such date, automatically be granted an option to acquire 2,000 shares of common stock. Each Non-Employee Director who is in office on November 15 of any year thereafter will, on the immediately succeeding January 1, automatically be granted an option to acquire 1,000 shares of common stock. The price of shares that may be purchased upon exercise of an option is the fair market value of the common stock on the date of grant. Options granted pursuant to the Non-Employee Directors Plan become exercisable in full on the first anniversary of the date of the grant.

                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note K
Employee Stock Option Plans
(continued)

Transactions involving stock options are summarized as follows:

                                                 Option     Weighted Average
                                                 Shares       Exercise Price
--------------------------------------------------------------------------------
Outstanding at February 1, 1994                     --              $  --
Options granted                                 296,000                 9.20
Options canceled                                (20,000)                8.25
--------------------------------------------------------------------------------
Outstanding at January 31, 1995                 276,000                 9.02
Options granted                                 264,000                18.42
Options exercised                               (16,000)                8.25
--------------------------------------------------------------------------------
Outstanding at January 31, 1996                 524,000                13.75
Options granted                                 183,000                39.26
Options exercised                               (45,400)               10.48
Options canceled                                (17,000)               12.70
--------------------------------------------------------------------------------
Outstanding at January 31, 1997                 644,600                28.84

At January 31, 1996 and 1997, options to purchase 49,600 and 113,800 shares, respectively, were exercisable.

Options outstanding and exercisable as of January 31, 1997, by price range:

                             Outstanding                            Exercisable
------------------------------------------------------------------------------------------
                           Weighted Average
   Range of                    Remaining     Weighted Average             Weighted Average
Exercise Prices   Shares   Contractual Life   Exercise Price    Shares     Exercise Price
---------------   ------   ----------------   --------------    ------     --------------
$8.25 - $14.25    217,400        7.38             $  9.23       70,600        $  9.13
15.00 -  29.38    245,200        8.35               18.52       43,200          20.31
33.88 -  46.00    182,000        9.61               39.76         --             --

The weighted average fair value of options granted during the years ended January 31, 1997 and 1996 was $22.22 and $11.74, respectively.

--------------------------------------------------------------------------------

Note L
Selected Quarterly
Financial Data
(Unaudited)

A summary of selected quarterly information for the years ended January 31 is as follows:

                                                 1996 Quarter Ended
----------------------------------------------------------------------------------------
                                        (In thousands, except per share data)
                            April 30    July 31      October 31    January 31    Total
----------------------------------------------------------------------------------------
Net sales                    $68,902    $66,994       $ 99,014       $96,431     $331,341
Gross profit                  36,165     33,455         51,797        53,965      175,382
Net earnings                   4,106      3,609          9,267         7,042       24,024
Net earnings per common and
  common equivalent share    $  0.14    $  0.13       $   0.33      $   0.23    $   0.83
========================================================================================

                                                 1997 Quarter Ended
----------------------------------------------------------------------------------------
                                        (In thousands, except per share data)
                             April 30    July 31     October 31    January 31    Total
----------------------------------------------------------------------------------------
Net sales                    $106,338   $100,490     $139,583       $149,291    $495,702
Gross profit                   58,475     55,684       77,358         80,210     271,727
Net earnings                    7,248      6,608       14,254         12,027      40,137
Net earnings per common and
  common equivalent share    $   0.23   $   0.21     $   0.46       $   0.39    $   1.29
========================================================================================

--------------------------------------------------------------------------------

Note M
Subsequent Event

On March 25, 1997, the Company entered into an agreement to acquire Endar Corp., a privately held company which manufactures and markets a full line of environmental home fragrance products and accessories. The transaction is expected to close prior to the end of June 1997 and is intended to be accounted for as a pooling of interests.

               Report of Independent Certified Public Accountants

-------------------------------------------------------------------------------

Board of Directors and Stockholders
Blyth Industries, Inc.

  We have audited the accompanying consolidated balance sheets of Blyth Industries, Inc. and Subsidiaries as of January 31, 1996 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blyth Industries, Inc. and Subsidiaries as of January 31, 1996 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



Chicago, Illinois                           /s/ GRANT THORNTON LLP
March 28, 1997                              GRANT THORNTON LLP


28