Form 10-K405, Exhibit 13
period 1998-01-31
BLYTH INDUSTRIES INC
filed 1998-04-29
CIK 921503

                                                           EXHIBIT 13


                              Financial Highlights                             1

Financial Highlights
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Years ended January 31,                                                %
(In thousands, except per share data)       1997         1998      Increase
--------------------------------------------------------------------------------
Operating Results
Net Sales                               $531,480     $687,474         29%
Gross Profit                     >       287,402      388,912         35%
Operating Profit                          74,047       98,774         33%
Net Earnings                              42,757       54,590(1)      28%

Diluted Net Earnings Per Common and
 Common Equivalent Share(2)             $   0.88     $   1.10(1)      25%
Diluted Weighted Average Number of
 Common Shares Outstanding(2)             48,476       49,543

Financial Position
Total Assets                            $303,879     $447,390
Total Debt                                44,704      120,630
Total Stockholders' Equity               189,403      246,832

Market for Common Stock(2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
The price range for the Company's Common Stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

                                                       Fiscal 1997
                                                (ended January 31, 1997)
                                              High                   Low
--------------------------------------------------------------------------------
First Quarter                                $26.50                $18.75
Second Quarter                               $33.17                $26.25
Third Quarter                                $33.83                $24.67
Fourth Quarter                               $31.08                $22.42

                                                       Fiscal 1998
                                                (ended January 31, 1998)
                                              High                   Low
--------------------------------------------------------------------------------
First Quarter                                $26.25                $21.08
Second Quarter                               $38.44                $24.17
Third Quarter                                $39.13                $23.25
Fourth Quarter                               $31.25                $22.63

                                                       Fiscal 1999
                                                (ended January 31, 1999)
                                              High                   Low
--------------------------------------------------------------------------------
First Quarter (through April 9, 1998)        $35.94                $28.81

(1) Net Earnings and Diluted Net Earnings Per Common and Common Equivalent Share, excluding one-time non-recurring transaction costs incurred by Endar Corp. prior to its acquisition by Blyth, increased 35% and 33%, respectively, over the prior year.

(2) Reflects the June 1997 three-for-two stock split effected as a stock dividend.

                                    Net Sales
                                  (In Millions)

                      Fiscal 1994                  $167.8
                      Fiscal 1995                   229.6
                      Fiscal 1996                   356.7
                      Fiscal 1997                   531.5
                      Fiscal 1998                   687.5

                                Operating Profit
                                  (In Millions)

                      Fiscal 1994                  $14.9
                      Fiscal 1995                   23.7
                      Fiscal 1996                   43.7
                      Fiscal 1997                   74.0
                      Fiscal 1998                   98.8


                                  Net Earnings
                                  (In Millions)


                      Fiscal 1994                  $ 8.0
                      Fiscal 1995                   13.6
                      Fiscal 1996                   25.2
                      Fiscal 1997                   42.8
                      Fiscal 1998                   54.6

--------------------------------------------------------------------------------
                                                                               9
--------------------------------------------------------------------------------

Financial Review

Selected Consolidated Financial Data 10

Management's Discussion and Analysis 11

Consolidated Balance Sheets 18

Consolidated Statements of Earnings 19

Consolidated Statements of Stockholders' Equity 19

Consolidated Statements of Cash Flows 20

Notes to Consolidated Financial Statements 21

Report of Independent Accountants 30

Report of Independent Certified Public Accountants 31

Directors and Officers 32

Shareholder Information 33

                                 [PHOTO OMITTED]

Opposite: Fragrance Originals-Aromatherapy
This page: Fragrance Originals-Aromatherapy votives

--------------------------------------------------------------------------------
10                            Financial Review
--------------------------------------------------------------------------------

                      Selected Consolidated Financial Data

Set forth below are selected summary consolidated financial and operating data of the Company for fiscal years 1994 through 1998, which have been derived from the Company's audited financial statements for those years. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Annual Report to Shareholders.

                                                   Years ended January 31,
======================================================================================
                                       1994      1995      1996      1997      1998
                                    (In thousands, except per share and percent data)
--------------------------------------------------------------------------------------
Statement of Earnings Data:
 Net sales                         $167,773  $229,617  $356,702  $531,480  $687,474
 Gross profit                        77,848   113,528   185,369   287,402   388,912
 Operating profit                    14,866    23,659    43,682    74,047    98,774
 Interest expense                     1,750     1,240     2,662     3,554     4,816
 Earnings before income taxes
  and minority interest              13,255    22,752    42,474    71,939    89,930
 Earnings before
  minority interest                   8,009    13,605    25,552    42,951    54,862
 Net earnings                         8,009    13,605    25,175    42,757    54,590
 Basic earnings per
  common share(1)                      0.21      0.32      0.56      0.89      1.11
 Diluted earnings per
  common share(1)                      0.21      0.32      0.55      0.88      1.10
 Basic weighted average number
  of common shares outstanding(1)    37,972    42,040    45,089    47,974    49,063
 Diluted weighted average number
  of common shares outstanding(1)    37,972    42,208    45,373    48,476    49,543

Operating Data:
 Gross profit margin                  46.4%     49.4%     52.0%     54.1%     56.6%
 Operating profit margin               8.9%     10.3%     12.2%     13.9%     14.4%
 Capital expenditures                $6,998  $ 10,448  $ 35,878  $ 50,526  $ 62,481
 Depreciation and amortization        2,519     2,890     4,683     8,778    12,396

Balance Sheet Data:
 Working capital                   $ 15,101  $ 42,494  $110,538  $113,177  $140,101
 Total assets                        70,861   102,591   223,469   303,879   447,390
 Total debt                          31,583     9,837    36,662    44,704   120,630
 Total stockholders' equity          16,651    61,196   141,879   189,403   246,832
--------------------------------------------------------------------------------------

(1) Restated for a December 1995 two-for-one stock split and a June 1997 three-for-two stock split, each of which was effected as a stock dividend. Earnings per common share for fiscal 1995, fiscal 1996, and fiscal 1997 reflects the issuance of 6,000,000 shares of Common Stock as part of the Company's initial pubic offering in May 1994, the issuance of 3,600,000 shares of Common Stock in a secondary offering in October 1995, and the issuance of 993,745 shares of Common Stock in connection with the acquisition of New Ideas International, Inc. in December 1996, respectively. Earnings per common share for all periods gives effect to the issuance of 2,999,808 shares of Common Stock upon conversion of certain convertible notes in April 1994 and the issuance of 1,900,786 shares of Common Stock in connection with the acquisition of Endar Corp. in May 1997. Earnings per common share for the applicable periods also includes the Company's equity in earnings from its investments in Colony Gift Corporation Ltd. in September 1993 and March 1995, results of operations of Jeanmarie Creations, Inc., 88% owned, of which 80% was acquired in April 1995, 4% was acquired in May 1996, and 4% was acquired in May 1997, the results of operations from the Company's acquisition of 75% ownership in Eclipse Candles, Ltd. in July 1995 and October 1996, the results of operations of New Ideas International, Inc., which was acquired in December 1996, and the December 1997 acquisition of the Sterno and Handy Fuel assets, none of which had a material effect on the Company's results of operations in the period during which they occurred, or thereafter, and also includes the results of operations of Endar Corp., which was acquired through a pooling of interests in May 1997 (the Company's results have been restated to include the historical results of operations of Endar Corp.).

--------------------------------------------------------------------------------
                                Financial Review                              11
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to net sales, and the percentage increase, of certain items included in the Company's consolidated statements of earnings:

                                                     Increase from Prior Period
                                                     --------------------------
                        Percentage of Net Sales      Fiscal 1997   Fiscal 1998
                         Years Ended January 31         Compared      Compared
                      --------------------------       to Fiscal     to Fiscal
                       1996      1997       1998            1996          1997
--------------------------------------------------------------------------------
Net sales             100.0%    100.0%     100.0%           49.0%         29.4%
Cost of goods sold     48.0      45.9       43.4            42.5          22.3
Gross profit           52.0      54.1       56.6            55.0          35.3
Selling and shipping   30.3      30.9       32.9            51.7          37.7
Administrative          9.3       9.1        9.2            45.6          30.5
Operating profit       12.2      13.9       14.4            69.5          33.4
Net earnings            7.1       8.0        7.9            69.8          27.6

Fiscal 1998 Compared to Fiscal 1997

Net sales increased $156.0 million, or 29.4%, from $531.5 million in fiscal 1997 to $687.5 million in fiscal 1998, which percentage increase is consistent with the Company's annual net sales growth goal of 25% for the next two fiscal years. Virtually all of these increases were attributable to unit growth in sales of the Company's consumer everyday and seasonal holiday products, particularly scented candles and accessories. In particular, two areas of the business experienced the highest growth rate for fiscal 1998: PartyLite Gifts, our party plan direct seller in the United States; and International, particularly Europe and Canada. Several factors contributed to the increase in unit sales. The increase in sales to new domestic customers was attributable to improved penetration of select channels of distribution and to geographic expansion in the United States, particularly by the Company's direct selling activities. International sales, including sales in Canada, grew at a faster rate than the Company as a whole, and accounted for approximately 25% of the net sales increase. International sales accounted for over 15% of the total net sales for fiscal 1998. The Company's results were restated to include the historical results of operations of Endar Corp. (which was acquired in a pooling of interests transaction in May 1997). The acquisition of the Sterno and Handy Fuel assets on December 31, 1997 did not have a material impact on the Company's results of operations.

      Sales of scented candles, which are typically higher gross profit margin products, also continued to grow at a substantially faster rate than unscented products. Consumable products (which consist of candles, potpourri, home fragrance products, portable heating fuels and decorative gift bags and tags) accounted for approximately 60% of the Company's net sales for fiscal 1998. Candle accessories continued to account for the balance of net sales.

--------------------------------------------------------------------------------
12                              Financial Review
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Results of Operations (continued)

Gross profit increased $101.5 million, or 35.3%, from $287.4 million in fiscal 1997 to $388.9 million in fiscal 1998. Gross profit margin increased from 54.1% for fiscal 1997 to 56.6% for fiscal 1998. Such increases were due, in substantial part, to the continued increased direct sales of the Company's products, such as scented candles and candle accessories; these products generally carry higher gross profit margins than other of the Company's products. The increase in gross profit margin was also attributable to increased international sales and to cost savings from the recent implementation of two automated pick and pack systems, which have lower operational costs than the manual processes historically used. As in fiscal 1997, the Company experienced cost benefits from continuing capital investments in process and technology improvements.

      Selling and shipping expense increased $61.9 million, or 37.7%, from $164.0 million in fiscal 1997 (30.9% of net sales), to $225.9 million in fiscal 1998 (32.9% of net sales). Selling and shipping expense consists of advertising, sales commissions, printed promotional materials and business development costs, all of which were higher due to increased sales to the consumer market, particularly sales through the Company's direct selling activities in which sales expenses, as a percentage of sales, are relatively higher. In addition, the Company's consumer products generally require a higher level of product development and sales and marketing expense than the Company's institutional products. Finally, the increase in selling and shipping expense as a percentage of net sales was also attributable, in part, to bad debt write-offs of $2.1 million (principally related to the bankruptcy of one customer) and to non-recurring one-time costs incurred during and after the United Parcel Service strike of approximately $2.0 million.

      Administrative expense increased $14.8 million, or 30.5%, from $48.5 million in fiscal 1997 (9.1% of net sales) to $63.3 million in fiscal 1998 (9.2% of net sales). Such increases were a result of increases in personnel (from approximately 388 administrative employees at January 31, 1997 to approximately 451 administrative employees at January 31, 1998) and the incurrence of approximately $1.1 million in transition expenses due to the shutdown of duplicative facilities. In connection with anticipated growth in its consumer product sales, which generally require somewhat greater administrative expenditures, the Company expects further increases in administrative expenses due to expected increases in the number of employees. Additionally, the Company expects increased spending to bring its computer systems into Year 2000 compliance. See "--Year 2000 Compliance" below.

      Endar Corp. incurred one-time, non-recurring transaction costs of approximately $5.2 million prior to its acquisition by the Company. These one-time, non-recurring transaction costs consisted of a non-cash exercise of options, payment of bonuses and payment of legal and professional fees.

      Interest expense increased $1.2 million, or 33.3%, from $3.6 million in fiscal 1997 to $4.8 million in fiscal 1998. Such increase was attributable to increased borrowing to fund working capital requirements, capital expenditures and the acquisition of the Sterno and Handy Fuel assets.

--------------------------------------------------------------------------------
                                Financial Review                              13
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Results of Operations (continued)

      Income tax expense increased $6.1 million, or 21.0%, from $29.0 million in fiscal 1997 to $35.1 million in fiscal 1998. The effective income tax rate decreased from approximately 40.0% for fiscal 1997 to approximately 39.0% for fiscal 1998 due to growth in sales in countries with lower tax rates than U.S. tax rates.

      As a result of the foregoing, net earnings increased $11.8 million, or 27.6%, from $42.8 million in fiscal 1997 to $54.6 million in fiscal 1998. Excluding the one-time non-recurring transaction costs incurred by Endar prior to the date of acquisition, the net earnings for fiscal 1998 increased 35.1% compared to the prior year.

      Basic earnings per share based upon the weighted average number of shares outstanding were $1.11 compared to $0.89 for the same period last year. Diluted earnings per share based upon the potential dilution that could occur if options to issue common stock were exercised or converted were $1.10 compared to $0.88 for the same period last year. Earnings per share have been restated for a 3-for-2 stock split effected as a stock dividend in June 1997 and to include the shares issued in connection with the acquisition of Endar Corp.

Fiscal 1997 Compared to Fiscal 1996

Net sales increased $174.8 million, or 49.0%, from $356.7 million in fiscal 1996 to $531.5 million in fiscal 1997. Virtually all of this increase was attributable to unit growth in sales of the Company's consumer scented candles and candle accessories in the United States, Canada and Europe. Several factors contributed to the increase in unit sales. Sales to new customers continued to represent at least 15% of the net sales increase. The increase in sales to new domestic customers was attributable to improved penetration of existing channels of distribution and to geographic expansion in the United States, particularly by the Company's direct selling activities. In addition, the Company was able to increase sales to existing customers, particularly mass merchandisers and specialty chains, and to a lesser extent, department and gift stores.

      Sales of the Ambria brand, the Company's new line of coordinated home fragrance and decorative lighting products, contributed to the increase in sales. This coordinated line replaced certain single product lines such as Old Harbor and Aromatic's, while generally increasing sales in the same shelf space. Sales to Hallmark Gold Crown Stores also contributed, to a lesser extent, to the increase in domestic sales. In fiscal 1996, the Company did not have a strategic partnering arrangement with Hallmark Cards, Incorporated. For fiscal 1997, international net sales (which accounted for 14% of net sales, compared to 10% in fiscal 1996) continued to grow at a substantially higher rate than domestic sales.

      Sales of scented candles and accessories also continued to grow at a substantially faster rate than unscented products. Consumable products accounted for approximately 65% of the Company's net sales for fiscal 1997, down from 70% of net sales in fiscal 1996. Candle accessories continued to account for the balance of net sales.

--------------------------------------------------------------------------------
14                              Financial Review
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Results of Operations (continued)

      Gross profit increased $102.0 million, or 55.0%, from $185.4 million in fiscal 1996 to $287.4 million in fiscal 1997. Gross profit margin increased from 52.0% for fiscal 1996 to 54.1% for fiscal 1997. Such increases were due, in substantial part, to increased sales of the Company's products to the consumer market, as well as to the continued shift in the mix of the Company's products for the consumer market to a greater percentage of higher gross profit margin products, such as scented candles and candle accessories.

      Selling and shipping expense increased $55.9 million, or 51.7%, from $108.1 million in fiscal 1996 (30.3% of net sales), to $164.0 million in fiscal 1997 (30.9% of net sales).

      Administrative expense increased $15.2 million, or 45.6%, from $33.3 million in fiscal 1996 (9.3% of net sales) to $48.5 million in fiscal 1997 (9.1% of net sales). Such increases were a result of increases in personnel, substantially improved information and data processing capabilities (including increases in order processing personnel) and increases in leased and owned office space.

      Interest expense increased $0.9 million, or 33.3%, from $2.7 million in fiscal 1996 to $3.6 million in fiscal 1997. Interest expense was generally higher as a result of the issuance of $25.0 million aggregate principal amount of Senior Notes in July 1995. See "--Liquidity and Capital Resources."

      Income tax expense increased $12.1 million, or 71.6%, from $16.9 million in fiscal 1996 to $29.0 million in fiscal 1997. The effective income tax rate was approximately 40.0% for fiscal 1996 and fiscal 1997.

      As a result of the foregoing, net earnings increased $17.6 million, or 69.8%, from $25.2 million in fiscal 1996 to $42.8 million in fiscal 1997.

Seasonality

Approximately 43% of the Company's annual net sales typically occur in the first and second fiscal quarters of the fiscal year, with the larger balance experienced in the third and fourth fiscal quarters, generally due to consumer buying patterns. The Company's net sales are strongest in the third and fourth fiscal quarters due to increased shipments to meet year-end holiday season demand for the Company's products. In addition, during the third and fourth fiscal quarters, the mix of products shipped by the Company shifts to a greater percentage of higher gross profit margin products. Operating profit largely follows these patterns, although a somewhat larger portion of the Company's annual operating profit is earned in the second half of the fiscal year.

                                Financial Review                              15

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating assets and liabilities increased from January 31, 1997 to January 31, 1998 due to the Company's internally generated growth and from the Company's acquisition of Endar Corp. and the Sterno and Handy Fuel assets. During fiscal 1998, the Company increased its inventory to meet increases in current and anticipated demand and expects to continue to manage its inventory in the ordinary course for the coming fiscal year. Inventory increased from $112.4 million at January 31, 1997 to $135.5 million at January 31, 1998. However, measured in terms of number of days' worth of cost of goods sold, inventory decreased slightly from 165 days' worth of inventory at the end of fiscal 1997 to 163 days' worth of inventory at the end of fiscal 1998. Accounts receivable increased $11.4 million, or 28.1%, from $40.6 million at the end of fiscal 1997 to $52.0 million at the end of fiscal 1998. Accounts payable and accrued expenses increased $7.1 million, or 11.5%, from $61.6 million at the end of fiscal 1997 to $68.7 million at the end of fiscal 1998. The increases in accounts receivable and in accounts payable and accrued expenses are attributable to the increases in operating assets and the Company's overall growth. The increase in the Company's outstanding balance under its revolving credit facility at January 31, 1998 is attributable to working capital requirements, capital expenditures and the acquisition of the Sterno and Handy Fuel assets.

      Capital expenditures for property, plant and equipment were $62.5 million in fiscal 1998. The Company anticipates total capital spending of approximately $40.0 million for fiscal 1999, of which approximately $20.0 million will be used for a new European distribution facility in The Netherlands, with the balance of approximately $20.0 million to be used for upgrades to machinery and equipment in existing facilities, improvements to leased facilities, and computer hardware and software.

      The Company has grown in part through acquisitions and, as part of its growth strategy, the Company expects to continue from time to time in the ordinary course of its business to evaluate and pursue opportunities to acquire other companies, assets and product lines that either complement or expand its existing business. The Company currently has no arrangements, agreements or understandings with respect to such acquisitions. The Company paid $65.0 million in connection with the December 1997 acquisition of the Sterno and Handy Fuel assets. In May 1997, the Company acquired Endar Corp., a manufacturer of potpourri, scented candles and other fragrance products. The Company issued 1,900,786 shares of its Common Stock in the Endar transaction.

      In October 1997, the Company refinanced most of its existing term loans and credit facility under a new revolving credit facility (the "Credit Facility") arranged by J.P. Morgan Securities, Inc. with participation by a syndicate of eight banks (together with J.P. Morgan, the "Banks") maturing October 17, 2002. Under the new agreement, the Company has substantially improved the terms and pricing of its Credit Facility. Pursuant to the Credit Facility, the Banks have agreed, subject to certain conditions, to provide an unsecured revolving credit facility to the Company in an aggregate amount of up to $140.0 million, and the Banks have agreed to provide under certain circumstances an additional $35.0 million, to fund ongoing working capital requirements, letter of credit requirements

--------------------------------------------------------------------------------
16                              Financial Review
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Liquidity and Capital Resources (continued)

and general corporate purposes of the Company. Amounts which may be outstanding under the Credit Facility bear interest, at the Company's option, at Bank of America's prime rate (8.50% at January 31, 1998) or at the Eurocurrency rate plus a credit spread ranging from 0.25% to 0.50% based on a pre-defined financial ratio, for a weighted average interest rate of 6.48% at January 31, 1998. The Credit Facility is guaranteed by certain of the Company's subsidiaries and contains, among other provisions, requirements to maintain certain financial ratios and limitations on certain payments. At January 31, 1998, the Company was in compliance with such covenants. The Company does not believe that such covenants will have a material effect on its operations.

      The $25.0 million of 7.54% Senior Notes are obligations of the Company and are guaranteed by certain of the Company's subsidiaries. The Note Purchase Agreement governing the sale of such Senior Notes contains standard covenants, including maintenance of certain financial ratios. The Company does not believe that such covenants will have a material adverse effect on its operations. A significant portion of the proceeds of the Senior Notes was used to finance a portion of the Company's facilities expansion.

      Net cash provided by operating activities amounted to $43.6 million in fiscal 1998 compared to $31.6 million in fiscal 1997, an improvement of $12.0 million. At January 31, 1998, $95.9 million (including outstanding letters of credit) was outstanding under the Credit Facility.

      The Company's primary capital requirements are for working capital to fund the increased inventory and accounts receivable to sustain the Company's sales growth and for capital expenditures (including capital expenditures related to planned facilities expansion). The Company is building its inventory to meet increased demand. The Company believes that its cash from operations and available borrowings under the Credit Facility will be sufficient to fund its operating requirements, capital expenditures and all other obligations for fiscal 1999 and fiscal 2000.

Impact of Adoption of Recently Issued Accounting Standards

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income." This statement, effective for fiscal years beginning after December 15, 1997, would require the Company to report components of comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined by Concepts Statement No. 8, Elements of Financial Statements, as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS 130 is not expected to have a significant impact on the Company's financial statement disclosures.

--------------------------------------------------------------------------------
                                Financial Review                              17
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Impact of Adoption of Recently Issued Accounting Standards (continued)

      Also, in June 1997, the FASB issued Statement No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This statement, effective for financial statements for periods beginning after December 15, 1997, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company is evaluating the effects of this pronouncement, and intends to make appropriate disclosures upon its adoption of SFAS 131.

Year 2000 Compliance

The Company continues to assess the impact of the Year 2000 on its information systems, including the Year 2000 readiness of those it conducts business with, and is developing and implementing a Year 2000 compliance strategy. The Company expects increased spending to bring its systems into Year 2000 compliance, but Year 2000 related expenses are not expected to be material to the Company's results of operations and financial position and are being expensed as incurred. However, if modifications and conversions by the Company and those it conducts business with are not completed in a timely manner, the Year 2000 issue may have a material adverse affect on the Company's business, results of operations and financial position.

Forward-looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully elsewhere in this Annual Report and in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for fiscal 1998 to be filed on or about April 29, 1998.

--------------------------------------------------------------------------------
18                              Financial Review
--------------------------------------------------------------------------------

                           Consolidated Balance Sheets

January 31, (in thousands, except share data)                1997         1998
------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                $ 27,832     $ 21,273
Accounts receivable, less allowance for doubtful
 receivables of $1,054 in 1997 and $1,353 in 1998          40,558       51,980
Inventories                                               112,427      135,524
Prepaid expenses                                              323          612
Deferred income taxes                                       1,000        2,442
------------------------------------------------------------------------------
  Total current assets                                    182,140      211,831
Property, plant and equipment, at cost:
Land and buildings                                         25,951       63,745
Leasehold improvements                                      3,220        5,038
Machinery and equipment                                    67,987      115,635
Office furniture and data processing equipment             17,924       26,541
Construction in progress                                   20,300        1,500
------------------------------------------------------------------------------
                                                          135,382      212,459
Less accumulated depreciation and amortization             30,532       41,749
------------------------------------------------------------------------------
                                                          104,850      170,710
Other assets:
Investment                                                  4,991        6,438
Excess of cost over fair value of assets acquired,
 net of accumulated amortization of $1,493 in 1997
 and $2,417 in 1998                                        11,146       57,419
Deposits                                                      752          992
------------------------------------------------------------------------------
                                                           16,889       64,849
------------------------------------------------------------------------------
                                                         $303,879     $447,390
==============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Bank line of credit                                      $  4,440     $     --
Current maturities of long-term debt                        1,985        1,013
Accounts payable                                           36,358       39,138
Accrued expenses                                           25,265       29,574
Income taxes                                                  915        2,005
------------------------------------------------------------------------------
  Total current liabilities                                68,963       71,730
Deferred income taxes                                       4,900        7,100
Long-term debt, less current maturities                    38,279      119,617
Excess of fair value over cost of assets acquired, net
 of accumulated amortization of $571 in 1997 and $691
 in 1998                                                      833          713
Minority interest                                           1,501        1,398
Commitments and Contingencies
Stockholders' equity:
Preferred stock - authorized, 10,000,000 shares of
 $0.01 par value; no shares issued and outstanding             --           --
Common stock - authorized, 100,000,000 shares of $0.02
 par value; issued and outstanding, 48,921,518 shares
 in 1997 and 49,100,953 shares in 1998                        651          982
Additional contributed capital                             89,522       92,357
Retained earnings                                          99,230      153,493
------------------------------------------------------------------------------
                                                          189,403      246,832
------------------------------------------------------------------------------
                                                         $303,879     $447,390
==============================================================================
The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                Financial Review                              19
--------------------------------------------------------------------------------

                       Consolidated Statements of Earnings


January 31, (in thousands, except per share data)           1996       1997       1998
--------------------------------------------------------------------------------------
Net sales                                               $356,702   $531,480   $687,474
Cost of goods sold                                       171,333    244,078    298,562
--------------------------------------------------------------------------------------
 Gross profit                                            185,369    287,402    388,912
Selling and shipping                                     108,114    164,019    225,933
Administrative                                            33,348     48,500     63,257
Amortization of goodwill                                     225        836        948
--------------------------------------------------------------------------------------
                                                         141,687    213,355    290,138
--------------------------------------------------------------------------------------
 Operating profit                                         43,682     74,047     98,774
Other expense (income):
 Interest expense                                          2,662      3,554      4,816
 Interest income                                            (805)      (872)      (486)
 Equity in earnings of investees                            (649)      (574)      (659)
 Non-recurring transaction costs of acquired company          --         --      5,173
--------------------------------------------------------------------------------------
                                                           1,208      2,108      8,844
--------------------------------------------------------------------------------------
 Earnings before income taxes and minority interest       42,474     71,939     89,930
Income tax expense                                        16,922     28,988     35,068
--------------------------------------------------------------------------------------
 Earnings before minority interest                        25,552     42,951     54,862
Minority interest                                            377        194        272
--------------------------------------------------------------------------------------
Net earnings                                            $ 25,175   $ 42,757   $ 54,590
======================================================================================
Basic:
 Net earnings per common share                          $   0.56   $   0.89   $   1.11
 Weighted average number of shares outstanding            45,089     47,974     49,063
======================================================================================
Diluted:
 Net earnings per common share                          $   0.55   $   0.88   $   1.10
 Weighted average number of shares outstanding            45,373     48,476     49,543
======================================================================================

The accompanying notes are an integral part of these financial statements.

                 Consolidated Statements of Stockholders' Equity

January 31, (in thousands, except share data)
-----------------------------------------------------------------------------------------------------
                                                     Common stock
                                                 ------------------  Additional
                                                   Number            contributed  Retained
                                                 of shares   Amount    capital    earnings     Total
-----------------------------------------------------------------------------------------------------
Balance at February 1, 1995                      44,039,981   $305     $33,218    $ 27,673   $ 61,196
Net earnings for the year                                --     --          --      25,175     25,175
Common stock issued in connection
 with acquisition                                   149,712      1       1,403          --      1,404
Common stock issued in connection
 with exercise of stock options                      24,000      1         131          --        132
Common stock issued upon completion
 of secondary public offering                     3,600,000     23      53,949          --     53,972
Common stock issued in connection with
 2-for-1 stock split in the form of a
 dividend                                                --    307          --        (307)        --
-----------------------------------------------------------------------------------------------------
Balance at January 31, 1996                      47,813,693    637      88,701      52,541    141,879
Net earnings for the year                                --     --          --      42,757     42,757
Common stock issued in connection with
 acquisition                                        993,745     13          --       3,932      3,945
Common stock issued in connection with
 exercise of stock options and other                114,080      1         821          --        822
-----------------------------------------------------------------------------------------------------
Balance at January 31, 1997                      48,921,518    651      89,522      99,230    189,403
Net earnings for the year                                --     --          --      54,590     54,590
Endar options exercised prior to Endar
 acquisition                                        108,713      2       2,296          --      2,298
Common stock issued in connection with
 exercise of stock options                           70,722      2         539          --        541
Common stock issued in connection with
 3-for-2 stock split in the form of a dividend           --    327          --        (327)        --
-----------------------------------------------------------------------------------------------------
Balance at January 31, 1998                      49,100,953   $982     $92,357    $153,493   $246,832
=====================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
20                              Financial Review
--------------------------------------------------------------------------------

                      Consolidated Statements of Cash Flows

January 31, (in thousands)                           1996       1997        1998
=================================================================================
Cash flows from operating activities:
 Net earnings                                    $ 25,175   $ 42,757   $  54,590
 Adjustments to reconcile net earnings to
  net cash provided by operating activities:
   Depreciation and amortization                    4,683      8,778      12,396
   Deferred income taxes                            1,100      1,500         758
   Equity in earnings of investees                   (649)      (574)       (659)
   Minority interest                                  377        194         272
   Changes in operating assets and liabilities,
    net of effect of business acquisitions:
    Accounts receivable                              (923)    (9,944)    (11,422)
    Inventories                                   (35,475)   (31,123)    (19,961)
    Prepaid expenses                                 (253)        69        (289)
    Other assets                                     (366)       303        (240)
    Accounts payable                                4,063     14,107       2,780
    Accrued expenses                                5,394      4,086       4,309
    Income taxes                                      387      1,453       1,090
--------------------------------------------------------------------------------
     Total adjustments                            (21,662)   (11,151)    (10,966)
--------------------------------------------------------------------------------
     Net cash provided by operating activities      3,513     31,606      43,624
Cash flows from investing activities:
 Purchases of property, plant and equipment       (35,878)   (50,526)    (62,481)
 Investments in investees                          (3,270)        --        (814)
 Purchase of businesses, net of cash acquired      (7,116)    (7,435)    (65,652)
--------------------------------------------------------------------------------
  Net cash used in investing activities           (46,264)   (57,961)   (128,947)
Cash flows from financing activities:
 Proceeds from issuance of common stock            54,106        758         541
 Borrowings from bank line of credit               44,015     30,963      81,500
 Repayments on bank line of credit                (44,247)   (28,395)    (85,940)
 Proceeds from issuance of long-term debt          26,991      5,000     107,993
 Payments on long-term debt                          (686)      (648)    (25,330)
--------------------------------------------------------------------------------
  Net cash provided by financing activities        80,179      7,678      78,764
--------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash
   equivalents                                     37,428    (18,677)     (6,559)
Cash and cash equivalents at beginning of year      9,081     46,509      27,832
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $ 46,509   $ 27,832   $  21,273
================================================================================
Supplemental disclosure of cash flow
 information:
 Cash paid during the year for:
  Interest                                       $  2,487   $  3,313   $   4,082
  Income taxes, net of refunds                     15,989     24,968      31,567

See Note 2 for non-cash investing and financing activities.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                Financial Review                              21
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

The Company, which operates in a single industry, designs, manufactures, markets and distributes an extensive line of candles and home fragrance products including scented candles, outdoor citronella candles, potpourri, and environmental fragrance products, and markets a broad range of related candle accessories and decorative gift bags and tags. It is also a leading producer of portable heating fuel products.

      A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Blyth Industries, Inc. and its wholly-owned subsidiaries, including Candle Corporation Worldwide, Inc. and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies which are not majority owned are reported using the equity method and are recorded in other assets.

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

Derivatives and Other Financial Instruments

The Company uses forward foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain committed capital expenditures and on Canadian operations. The Company does not hold or issue derivative financial instruments for trading purposes.

      With regard to commitments for machinery and equipment in foreign currencies, upon payment of each commitment the underlying forward contract is closed and the corresponding gain or loss is included in the measurement of the cost of the acquired asset. With regard to forward exchange contracts used to hedge Canadian operations, gain or loss on such hedges is recognized in income in the period in which the underlying hedged transaction occurs. If a hedging instrument is sold or terminated prior to maturity, gains and losses are deferred until the hedge item is settled. However, if the hedged item is no longer likely to occur, the resultant gain or loss on the terminated hedge is recognized into income.

      For consolidated financial statement presentation, net cash flows from such hedges are classified in the categories of the cash flow with the items being hedged. There were an immaterial amount of outstanding forward contracts at January 31, 1997 and 1998.

Fair Value of Financial Instruments

The Company's financial instruments include long-term debt. Management believes the carrying value of the long-term debt approximates their estimated fair values.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. The elements of cost are material, labor and factory overhead.

--------------------------------------------------------------------------------
22                              Financial Review
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies (continued)

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

The principal estimated lives used in determining depreciation and amortization are as follows:

Buildings ....................................................... 27 to 40 years
Leasehold improvements ..........................................  5 to 10 years
Machinery and equipment .........................................  5 to 12 years
Office furniture and data processing equipment ..................   5 to 7 years

Excess of Cost Over Fair Value of Assets Acquired

The excess of costs of the acquisitions over the value of identifiable assets acquired less liabilities assumed is being amortized on a straight line basis ranging from 15 to 40 years. On an ongoing basis, management reviews the valuation of the intangible assets to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets.

Excess of Fair Value Over Cost of Assets Acquired

The excess of fair value of assets acquired over their cost is amortized on a straight line basis over 12 years.

Income Taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes, based upon enacted tax rates in effect for the periods the taxes are expected to be recoverable (payable).

Revenue Recognition

Revenue is recognized at the time of shipment of the Company's products.

Earnings per Common and Common Equivalent Share

In December 1995, the Company effected a two-for-one stock split and in June 1997, the Company effected a three-for-two stock split both in the form of a stock dividend. All share quantities, per share amounts, and option data have been retroactively restated to reflect these stock splits.

      Earnings per common and common equivalent share are computed based upon the weighted average number of shares outstanding during each year, which includes outstanding options for common stock, when dilutive.

Note 2: Business Acquisitions

In April 1995, the Company acquired 80% of the issued and outstanding capital stock of Jeanmarie Creations, Inc., a decorative gift bag company, for approximately $7.1 million (net of cash acquired). During May 1996 and May 1997, the Company increased its investment by an additional 4% each year. Under the purchase and sale agreement, the Company has the option to acquire, and in certain circumstances, may be required to acquire, the remaining 12% of common stock at prices set forth in the agreements. The results of operations prior to acquisition were not material.

      In July 1995, the Company acquired 50% of the issued and outstanding capital stock of Eclipse Candles, Ltd., an European candle manufacturer, for approximately $1.5 million in cash. In October 1996, the Company increased its investment by an additional 25%. The results of operations prior to acquisition were not material.

      In February 1996, the Company purchased from Hallmark Cards, Incorporated the Canterbury candle product line and related candle manufacturing equipment for approximately $8.4 million in cash. Under the terms of the purchase agreement, the Company will work jointly with Hallmark as a preferred vendor in the merchandising and distribution of the Company's candles and candle accessories through various outlets which carry Hallmark products. The results of operations prior to acquisition were not material.

      In December 1997, the Company acquired the Sterno and Handy Fuel assets from a division of the Colgate-Palmolive Company for $65.0 million in cash. The excess of the purchase price over the estimated fair value of assets acquired approximated $47.0 million and is being amortized over 40 years.

--------------------------------------------------------------------------------
                                Financial Review                              23
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 2: Business Acquisitions (continued)

      The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Sterno and Handy Fuel assets had occurred as of February 1, 1996 and therefore includes an estimate of incremental operating expenses, interest expense, amortization of goodwill and income tax expense:

(In thousands, except per share amounts)            1997            1998
--------------------------------------------------------------------------------
Net sales                                       $580,292        $734,410
Net earnings                                      43,901          55,722

Net earnings per common share
Basic                                           $   0.92        $   1.14
Diluted                                             0.91            1.12

The unaudited pro forma results do not purport to represent what the Company's results of operations or financial condition actually would have been had the acquisition been consummated as of February 1, 1996.

      The foregoing acquisitions have been recorded under the purchase method of accounting and, accordingly, the results of the acquired businesses are included in the consolidated financial statements since the date of acquisition.

      In December 1996, the Company issued 993,745 shares of its common stock in exchange for all of the outstanding capital stock of New Ideas International, Inc. ("New Ideas"), a manufacturer of home and auto fragrance products. This transaction was accounted for as a pooling of interests. Since the aggregated historical operations of New Ideas prior to the date of combination were not material to the Company's consolidated results of operations and financial position, prior period financial statements have not been restated.

      On May 20, 1997, the Company issued 1,900,786 shares of its common stock in exchange for all of the outstanding capital stock of Endar Corp. ("Endar"), a manufacturer of potpourri, scented candles and other fragrance products. The transaction was accounted for as a pooling of interests. All of the accompanying consolidated financial statements and footnotes have been restated to include the historical results of operations and financial position of Endar prior to the acquisition.

      The accompanying financial statements contain information for the period of February 1, 1997 to May 20, 1997 and for the fiscal years ended 1997 and 1996 which were prior to the acquisition. All such information was derived from the separate statements of the Company and Endar. The net sales and net earnings for the individual entities for the periods preceding the merger were as follows:

                                   Company         Endar         Combined
--------------------------------------------------------------------------------
Period ended May 20, 1997                        (unaudited)
Net sales (unaudited)             $196,229        $ 9,540       $205,769
Net earnings (loss) (unaudited)     14,674         (2,857)        11,817

Year ended January 31, 1997
Net sales                          495,702         35,778        531,480
Net earnings                        40,137          2,620         42,757

Year ended January 31, 1996
Net sales                          331,341         25,361        356,702
Net earnings                        24,024          1,151         25,175

The net earnings of Endar for the period ended May 20, 1997 include one-time non-recurring transaction costs of $3.1 million net of income taxes.

--------------------------------------------------------------------------------
24                            Financial Review
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 3: Geographic Information

Information about the Company's operations in different geographic areas follows (in thousands):

Years ended January 31,    United States      International           Total
--------------------------------------------------------------------------------
Net sales
 1996                           $321,686           $ 35,016        $356,702
 1997                            457,418             74,062         531,480
 1998                            573,214            114,260         687,474

Net earnings
 1996                             24,512                663          25,175
 1997                             40,757              2,000          42,757
 1998                             50,599              3,991          54,590

Identifiable assets
 1996                            214,160              9,309         223,469
 1997                            275,046             28,833         303,879
 1998                            397,162             50,228         447,390
--------------------------------------------------------------------------------

Note 4: Inventories

The major components of inventories are as follows (in thousands):

                                                       1997            1998
--------------------------------------------------------------------------------
Raw materials                                       $16,919         $19,988
Work in process                                       3,352           2,263
Finished goods                                       92,156         113,273
--------------------------------------------------------------------------------
                                                   $112,427        $135,524
================================================================================

Note 5: Accrued Expenses

Accrued expenses consist of the following (in thousands):

                                                       1997            1998
--------------------------------------------------------------------------------
Compensation and certain benefits                    $7,712         $10,330
Deferred revenue                                      6,268           6,015
Promotional expenses                                  3,453           5,217
Taxes, other than income                              4,704           4,707
Other                                                 3,128           3,305
--------------------------------------------------------------------------------
                                                    $25,265         $29,574
================================================================================

Note 6: Bank Lines of Credit

As of January 31, 1997 Endar had a $9.0 million line of credit agreement with a financial institution of which $4.4 million was outstanding at January 31, 1997. The line of credit balance outstanding at May 20, 1997 was repaid and the agreement was terminated effective upon the acquisition of Endar by the Company.

      An unsecured $50.0 million revolving credit facility, with no outstanding borrowings, was terminated in 1997 in conjunction with the Company's debt refinancing (See Note 7).

--------------------------------------------------------------------------------
                                Financial Review                              25
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 7: Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                       1997            1998
================================================================================
7.54% Senior Notes                                  $25,000         $25,000
Term loan                                             5,000              --
Credit facility                                          --          93,557
Senior subordinated notes                             3,050              --
Junior subordinated notes                             2,619              --
Capital lease obligation                                788             246
Other                                                 3,807           1,827
--------------------------------------------------------------------------------
                                                     40,264         120,630
Less current maturities                              (1,985)         (1,013)
--------------------------------------------------------------------------------
                                                    $38,279        $119,617
================================================================================

In July 1995, the Company privately placed $25.0 million aggregate principal amount of 7.54% Senior Notes due 2005. Such Senior Notes are guaranteed by certain of the Company's subsidiaries and contain, among other provisions, requirements for maintaining certain financial ratios and net worth. At January 31, 1998, the Company was in compliance with such covenants. The notes are payable in seven annual installments beginning June 30, 1999.

      In December 1996, the Company entered into a Term Credit Agreement for an amount up to $20.0 million of which $5.0 million was outstanding at January 31, 1997 at an interest rate of 6.10%. The Term Credit Agreement was repaid in 1997 subsequent to the Company's debt refinancing.

      On October 17, 1997, the Company refinanced most of its term loans and credit facility under a new revolving credit facility ("Credit Facility") maturing October 17, 2002. Pursuant to the Credit Facility, the lending institutions have agreed, subject to certain conditions, to provide an unsecured revolving credit facility to the Company in an aggregate amount of up to $140.0 million and to provide, under certain circumstances, an additional $35.0 million. Amounts outstanding under the Credit Facility bear interest, at the Company's option, at Bank of America's prime rate (8.50% at January 31, 1998) or at the Eurocurrency rate plus a credit spread ranging from 0.25% to 0.50%, based on a pre-defined financial ratio, for a weighted average interest rate of 6.48% at January 31, 1998. At January 31, 1998, approximately $93.6 million was outstanding under the Credit Facility. The Credit Facility is guaranteed by certain of the Company's subsidiaries and contains, among other provisions, requirements for maintaining certain financial ratios and limitations on certain payments. At January 31, 1998, the Company was in compliance with such covenants.

      At January 31, 1997 Endar had Senior and Junior Subordinated Notes outstanding in the amounts of approximately $3.1 million and $2.6 million, respectively. The Senior and Junior Notes were repaid on May 20, 1997.

Maturities under debt obligations and future minimum lease payments under the capital lease obligation are as follows (in thousands):

                                                                    Capital
                                                       Debt           Lease
                                                Obligations      Obligation
================================================================================
For the years ending January 31,
1999                                                   $767            $253
2000                                                  4,631              --
2001                                                  3,571              --
2002                                                  3,571              --
2003                                                 97,128              --
Thereafter                                           10,716              --
--------------------------------------------------------------------------------
                                                   $120,384             253
Less amounts representing interest                                       (7)
--------------------------------------------------------------------------------
Present value of net minimum lease payments                            $246
================================================================================

--------------------------------------------------------------------------------
26                              Financial Review
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 8: Employee Benefit Plans

The Company has defined contribution employee benefit plans covering substantially all eligible non-union employees. The Company is primarily required to contribute $100 for each participating employee; additional contributions are discretionary. Expense related to the plans for the years ended January 31, 1996, 1997 and 1998 was $872,000, $1,182,000 and $1,426,000,
respectively.

Note 9: Commitments

The Company utilizes leases for a portion of its operating facilities and equipment. Generally, the leases provide that the Company pay taxes, maintenance, insurance and other occupancy expenses applicable to leased premises. Certain leases provide for renewal for various periods at stipulated rates.

The minimum future rental commitments under operating leases are as follows (in thousands):

For the years ending January 31,

1999                                                                 $ 9,873
2000                                                                   9,532
2001                                                                   8,529
2002                                                                   6,263
2003                                                                   5,066
Thereafter                                                            11,798
--------------------------------------------------------------------------------
 Total minimum payments required                                     $51,061
================================================================================

Rent expense for the years ended January 31, 1996, 1997 and 1998 was $4,743,000, $6,325,000 and $8,072,000, respectively.

Note 10: Income Taxes

Earnings before provision for income taxes
 (in thousands):
                                                    1996      1997       1998
================================================================================
 United States                                   $39,553   $67,146    $81,334
 Foreign                                           2,921     4,793      8,596
--------------------------------------------------------------------------------
                                                 $42,474   $71,939    $89,930
================================================================================
Income tax expense consists of the following
 (in thousands):
                                                    1996      1997       1998
================================================================================
Current income tax expense:
 Federal                                         $12,158   $21,433    $25,271
 State                                             2,375     4,123      5,430
 Foreign                                           1,289     1,932      3,609
--------------------------------------------------------------------------------
                                                  15,822    27,488     34,310
Deferred income tax expense:
 Federal                                             950     1,275        644
 State                                               150       225        114
--------------------------------------------------------------------------------
                                                   1,100     1,500        758
--------------------------------------------------------------------------------
                                                 $16,922   $28,988    $35,068
================================================================================

--------------------------------------------------------------------------------
                                Financial Review                              27
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 10: Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                          1997           1998
================================================================================
Current deferred tax assets:
 Accrued compensation                                  $   550        $ 1,557
 Allowance for doubtful receivables                        330            117
 Accrued expenses                                          120            408
 Other                                                      --            360
--------------------------------------------------------------------------------
                                                       $ 1,000        $ 2,442
================================================================================
Non-current deferred tax liabilities:
 Depreciation                                          $(4,900)       $(7,100)
================================================================================

A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

                                         1996          1997         1998
================================================================================
Tax provision at statutory rate       $14,866       $25,179      $31,471
Tax effect of:
 State income taxes, net of federal
  benefit                               2,135         3,419        3,530
 Other, net                               (79)          390           67
--------------------------------------------------------------------------------
                                      $16,922       $28,988      $35,068
================================================================================

Note 11: Employee Stock Option Plans

At January 31, 1998, the Company had two stock-based compensation plans, which are described below. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account stock-based compensation under the intrinsic value based method of accounting described by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, generally, no cost is recorded for stock options issued to employees unless the option price is below market at the time options are granted. The following pro forma net earnings and net earnings per common share are presented for informational purposes and have been computed using the fair value method of accounting for stock-based compensation as set forth in SFAS No. 123:

(In thousands, except per share data)       1997            1998
================================================================================
Net earnings:
 As reported                             $42,757         $54,590
 Pro forma                                42,426          54,320
Net earnings per common share:
 As reported
  Basic                                    $0.89           $1.11
  Diluted                                   0.88            1.10
 Pro forma
  Basic                                    $0.88           $1.11
  Diluted                                   0.88            1.10

The fair value of each option is estimated on the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1998, respectively: expected volatility of 42.5 percent for both years, risk-free interest rates at 6.14 to 6.85 percent for 1997 and 5.69 to 6.99 percent for 1998, expected life of 7 years for both years and no dividend payments.

--------------------------------------------------------------------------------
28                              Financial Review
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 11: Employee Stock Option Plans (continued)

The Company has adopted the Amended and Restated 1994 Employee Stock Option Plan (the "Employee Option Plan"), which provides for the grant to officers and employees of both "incentive stock options" and stock options that are non-qualified for Federal income tax purposes. The total number of shares of common stock for which options may be granted pursuant to the Employee Option Plan is 1,380,000.

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

      The Company has also adopted the 1994 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan"). A total of 120,000 shares of common stock may be issued through the exercise of options granted pursuant to the Non-Employee Director Plan. No option may be granted under the Non-Employee Director Plan after ten years following May 18, 1994.

      Each Non-Employee Director who is elected to office for the first time after March 1, 1994 will, upon such date, automatically be granted an option to acquire 3,000 shares of common stock. Each Non-Employee Director who is in office on November 15 of any year thereafter will, on the immediately succeeding January 1, automatically be granted an option to acquire 1,500 shares of common stock. The price of shares that may be purchased upon exercise of an option is the fair market value of the common stock on the date of grant. Options granted pursuant to the Non-Employee Director Plan become exercisable in full on the first anniversary of the date of the grant.

Transactions involving stock options are summarized as follows:

                                                       Option  Weighted Average
                                                       Shares    Exercise Price
--------------------------------------------------------------------------------
Outstanding at February 1, 1995                       414,000            $ 6.01
Options granted                                       396,000             12.28
Options exercised                                     (24,000)             5.50
--------------------------------------------------------------------------------
Outstanding at January 31, 1996                       786,000              9.17
Options granted                                       274,500             26.17
Options exercised                                     (68,100)             6.99
Options cancelled                                     (25,500)             8.47
--------------------------------------------------------------------------------
Outstanding at January 31, 1997                       966,900             19.23
Options granted                                       279,000             25.65
Options exercised                                     (70,201)             8.08
Options cancelled                                     (40,800)            19.63
--------------------------------------------------------------------------------
Outstanding at January 31, 1998                     1,134,899             17.17
================================================================================

At January 31, 1997 and 1998, options to purchase 170,700 and 308,999 shares, respectively, were exercisable.

Options outstanding and exercisable as of January 31, 1998, by price range:

                         Weighted Average     Outstanding               Exercisable
  Range of                  Remaining      Weighted Average           Weighted Average
Exercise Price   Shares  Contractual Life   Exercise Price    Shares   Exercise Price
--------------   ------  ----------------   --------------    ------   --------------
$5.50 - $10.00  475,800       6.62             $ 7.71        192,600      $ 7.39
14.33 - 24.83   443,100       8.54              21.78         85,500       19.15
25.58 - 31.75   215,999       9.11              28.56         30,899       29.26

The weighted average fair value of options granted during the years ended January 31, 1997 and 1998 was $14.81 and $14.13, respectively.

--------------------------------------------------------------------------------
                                Financial Review                              29
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

Note 12: Selected Quarterly Financial Data (Unaudited)

A summary of selected quarterly information for the years ended January 31 is as follows:

                                          1997 Quarter Ended
                      ------------------------------------------------------
                                 (In thousands, except per share data)
                      April 30     July 31  October 31  January 31    Total
----------------------------------------------------------------------------
Net sales             $112,684    $107,106   $153,522    $158,168   $531,480
Gross profit            61,072      58,430     82,972      84,928    287,402
Net earnings             7,457       6,707     15,411      13,182     42,757
Net earnings per
 common and common
 equivalent share:
  Basic                  $0.16       $0.14      $0.32       $0.27      $0.89
  Diluted                 0.15        0.14       0.32        0.27       0.88
============================================================================

                                          1998 Quarter Ended
                      ------------------------------------------------------
                                 (In thousands, except per share data)
                      April 30     July 31  October 31  January 31    Total
----------------------------------------------------------------------------
Net sales             $155,060    $137,709   $192,457    $202,248   $687,474
Gross profit            85,863      77,334    106,605     119,110    388,912
Net earnings            11,314       6,419     19,626      17,231     54,590
Net earnings per
 common and common
 equivalent share:
  Basic                  $0.23       $0.13      $0.40       $0.35      $1.11
  Diluted                 0.22        0.13       0.40        0.35       1.10
============================================================================

Note 13: Earnings Per Share

During fiscal year 1998, the Company adopted FASB Statement No. 128, "Earnings per Share". This new accounting pronouncement eliminates the measure of performance called "primary" earnings per share and replaces it with "basic" earnings per share. The essential difference between the two calculations is that the dilutive effects of stock options are not considered in the basic computation. The pronouncement also changed the measure previously reported as "fully dilutive" earnings per share to "diluted" earnings per share. All periods have been restated to conform to this new pronouncement.

The computation of basic and diluted earnings per share is as follows (in thousands):

                                                 1996       1997       1998
--------------------------------------------------------------------------------
Net earnings                                  $25,175    $42,757    $54,590
--------------------------------------------------------------------------------
Weighted average number of common
 shares outstanding:
  Basic                                        45,089     47,974     49,063
  Dilutive effect of stock options                284        502        480
--------------------------------------------------------------------------------
Weighted average number of common
 shares outstanding:
  Diluted                                      45,373     48,476     49,543
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
30                      Report of Independent Accountants
--------------------------------------------------------------------------------

Board of Directors and Stockholders
Blyth Industries, Inc.

We have audited the accompanying consolidated balance sheet of Blyth Industries, Inc. and Subsidiaries (the "Company") as of January 31, 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blyth Industries, Inc. and Subsidiaries as of January 31, 1998, and the consolidated results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.


Chicago, Illinois                           /s/ Coopers & Lybrand L.L.P.
March 25, 1998                                  Coopers & Lybrand L.L.P.

               Report of Independent Certified Public Accountants             31

Board of Directors and Stockholders
Blyth Industries, Inc.

We have audited the accompanying consolidated balance sheet of Blyth Industries, Inc. and Subsidiaries as of January 31, 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blyth Industries, Inc. and Subsidiaries as of January 31, 1997, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.


Chicago, Illinois                                 /s/ GRANT THORNTON LLP
March 28, 1997                                        GRANT THORNTON LLP