Form 10-K, Exhibit 13
period 1999-01-31
BLYTH INDUSTRIES INC
filed 1999-04-30
CIK 921503

                                                                    Exhibit 13
--------------------
FINANCIAL HIGHLIGHTS
--------------------


[GRAPHIC]

NET SALES
(IN MILLIONS)

------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)            1998                 1999              INCREASE
------------------------------------------------------------------------------------------------
OPERATING RESULTS(1)
Net Sales....................................    $687,474             $875,065               27%
Gross Profit.................................     388,912              507,548               31%
Operating Profit.............................      98,774              128,237               30%
Net Earnings.................................      54,590(2)            74,502               36%

Diluted Net Earnings Per Common and
 Common Equivalent Share(3)..................    $   1.10(2)          $   1.50               36%
Diluted Weighted Average Number of
 Common Shares Outstanding(3)................      49,543               49,604

FINANCIAL POSITION
Total Assets.................................    $447,390             $576,783(1)
Total Debt...................................     120,630              127,040(1)
Total Stockholders' Equity...................     246,832              322,032


[GRAPHIC]

OPERATING PROFIT
(IN MILLIONS)

MARKET FOR COMMON STOCK (3)

The price range for the Company's Common Stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:


                                                           FISCAL 1998
                                                     (ENDED JANUARY 31, 1998)
                                                      HIGH               LOW
-----------------------------------------------------------------------------
First Quarter....................................     $26.25          $21.08
Second Quarter...................................     $38.44          $24.17
Third Quarter....................................     $39.13          $23.25
Fourth Quarter...................................     $31.25          $22.63


                                                           FISCAL 1999
                                                     (ENDED JANUARY 31, 1999)
                                                      HIGH               LOW
-----------------------------------------------------------------------------
First Quarter....................................     $37.63          $28.81
Second Quarter...................................     $37.56          $29.56
Third Quarter....................................     $30.19          $22.94
Fourth Quarter...................................     $34.19          $27.63


                                                           FISCAL 2000
                                                     (ENDED JANUARY 31, 2000)
                                                      HIGH               LOW
-----------------------------------------------------------------------------
First Quarter (through April 9, 1999)............     $28.00          $21.63



[GRAPHIC]

NET EARNINGS
(IN MILLIONS)


(1) Financial position amounts include the balance sheet of Liljeholmens Stearinfabriks AB as of December 31, 1998 as a result of the Company's investment in Liljeholmens as further described in the footnotes to the financial statements. Due to the timing of the investment the operating results of Liljeholmens are not included in the operating results of the Company.

(2) Net Earnings and Diluted Net Earnings Per Share include one-time non-recurring transaction costs of $3.2 million aftertax incurred by Endar Corp. prior to its acquisition by Blyth.

(3) Reflects the June 1997 three-for-two stock split effected as a stock dividend.

FINANCIAL REVIEW

                      SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below are selected summary consolidated financial and operating data of the Company for fiscal years 1995 through 1999, which have been derived from the Company's audited financial statements for those years. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Annual Report to Shareholders.

Year Ended January 31,                             1995            1996            1997            1998            1999
------------------------------------------------------------------------------------------------------------------------
                                                          (In thousands, except per share and percent data)
STATEMENT OF EARNINGS DATA:
   Net sales                                   $229,617        $356,702        $531,480        $687,474        $875,065
   Gross profit                                 113,528         185,369         287,402         388,912         507,548
   Operating profit                              23,659          43,682          74,047          98,774         128,237
   Interest expense                               1,240           2,662           3,554           4,816           6,653
   Earnings before income taxes
     and minority interest                       22,752          42,474          71,939          89,930         122,890
   Earnings before minority interest             13,605          25,552          42,951          54,862          74,503
   Net earnings                                  13,605          25,175          42,757          54,590          74,502
   Basic earnings per common share (1)             0.32            0.56            0.89            1.11            1.52
   Diluted net earnings per common share (1)       0.32            0.55            0.88            1.10            1.50
   Basic weighted average number
     of common shares outstanding (1)            42,040          45,089          47,974          49,063          49,165
   Diluted weighted average number
     of common shares outstanding (1)            42,208          45,373          48,476          49,543          49,604

OPERATING DATA:
   Gross profit margin                            49.4%           52.0%           54.1%           56.6%           58.0%
   Operating profit margin                        10.3%           12.2%           13.9%           14.4%           14.7%
   Capital expenditures                       $  10,448       $  35,878       $  50,526       $  62,481       $  42,611
   Depreciation and amortization                  2,890           4,683           8,778          12,396          19,798

BALANCE SHEET DATA:
   Working capital (1)                        $  42,494        $110,538        $113,177        $140,101        $143,160
   Total assets (1)                             102,591         223,469         303,879         447,390         576,783
   Total debt (1)                                 9,837          36,662          44,704         120,630         127,040
   Total stockholders' equity                    61,196         141,879         189,403         246,832         322,032
-----------------------------------------------------------------------------------------------------------------------


(1) Restated for a December 1995 two-for-one stock split and a June 1997 three-for-two stock split, each of which was effected as a stock dividend. Earnings per common share for fiscal 1995, fiscal 1996, and fiscal 1997 reflects the issuance of 6,000,000 shares of Common Stock as part of the Company's initial public offering in May 1994, the issuance of 3,600,000 shares of Common Stock in a secondary offering in October 1995, and the issuance of 993,745 shares of Common Stock in connection with the acquisition of New Ideas International, Inc. in December 1996, respectively. Earnings per common share for all periods gives effect to the issuance of 2,999,808 shares of Common Stock upon conversion of certain convertible notes in April 1994 and the issuance of 1,900,786 shares of Common Stock in connection with the acquisition of Endar Corp. in May 1997. Earnings per common share for the applicable periods also includes the Company's equity in earnings from its investments in Colony Gift Corporation Ltd. in September 1993 and March 1995, results of operations of Jeanmarie Creations, Inc., 92% owned, of which 80% was acquired in April 1995, 4% was acquired in May 1996, 4% was acquired in May 1997, and 4% was acquired in May 1998, the results of operations from the Company's acquisition of 75% ownership in Eclipse Candles Ltd. in July 1995 and October 1996, the results of operations of New Ideas International, Inc., which was acquired in December 1996, and the December 1997 acquisition of the STERNO brand and HANDY FUEL brand assets, none of which had a material effect on the Company's results of operations in the period during which they occurred, or thereafter, and also includes the results of operations of Endar Corp., which was acquired through a pooling of interests in May 1997 (the Company's results have been restated to include the historical results of operations of Endar Corp.). As a result of the acquisition of approximately 79% of Liljeholmens Stearinfabriks AB Class A voting common stock in December 1998, balance sheet amounts for 1999 include the December 31, 1998 balances of Liljeholmens. Before including Liljeholmens, balance sheet data would be: Working capital $135,534; Total assets $516,903; Total debt $105,094. Due to the timing of the investment in Liljeholmens, the operating results of Liljeholmens are not included in the Consolidated Statement of Earnings of the Company.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage relationship to net sales, and the percentage increase, of certain items included in the Company's consolidated statements of earnings:

                                                                                             Increase from Prior Period
                                          Percentage of Net Sales                           ----------------------------
                                           Years Ended January 31,                          Fiscal 1998      Fiscal 1999
                                      ---------------------------------                     Compared to      Compared to
                                      1997           1998          1999                     Fiscal 1997      Fiscal 1998
------------------------------------------------------------------------------------------------------------------------
Net sales                            100.0%         100.0%        100.0%                        29.4%           27.3%
Cost of goods sold                    45.9           43.4          42.0                         22.3            23.1
Gross profit                          54.1           56.6          58.0                         35.3            30.5
Selling and shipping                  30.9           32.9          33.9                         37.7            31.3
Administrative                         9.1            9.2           9.2                         30.5            27.2
Operating profit                      13.9           14.4          14.7                         33.4            29.8
Net earnings                           8.0            7.9           8.5                         27.6            36.5
------------------------------------------------------------------------------------------------------------------------


FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased $187.6 million, or 27.3%, from $687.5 million in fiscal 1998 to $875.1 million in fiscal 1999, which percentage increase is similar to the increase of 29.4% in fiscal 1998 when compared to fiscal 1997. Virtually all of these increases were attributable to unit growth in sales of the Company's consumer everyday and seasonal holiday products, particularly scented candles and accessories. Two areas experienced the highest growth rates for fiscal 1999: our party plan direct selling channel in the United States; and International, particularly Europe and Canada. Growth in our United States direct selling activities was driven by both geographic expansion and higher household penetration. As our sales in this channel have grown in size over the last several years, they are less likely to sustain their historical rates of growth in percentage terms. For fiscal 1999, International net sales (which accounted for approximately 18% of total sales, compared to approximately 17% in fiscal
1998) continued to grow at a faster rate than the Company as a whole and accounted for approximately 25% of the net sales increase. International is likely to exhibit growth at or above the overall Company rate of sales increase for the foreseeable future. In addition, the Company was able to increase sales to existing domestic customers, particularly independent stores and specialty chains. The Company's presence in the mass channel was further strengthened with the acquisition in May 1997 of Endar Corp., a leading supplier of potpourri and other fragrance products to the retail consumer market. Increased sales to the institutional channel were to a large extent due to the acquisition of the STERNO brand and HANDY FUEL brand assets in December 1997 and the success in cross-selling our tabletop lighting and portable heating fuel products to our customers. Sales of scented candles, which are typically higher gross profit margin products, continued to grow at a substantially faster rate than unscented products.

     Gross profit increased $118.6 million, or 30.5%, from $388.9 million in fiscal 1998 to $507.5 million in fiscal 1999. Gross profit margin increased from 56.6% for fiscal 1998 to 58.0% for fiscal 1999. The Company continues to benefit from the capital investments made over the last several years in process technology improvements and automated pick and pack systems, as well as cost savings from two new distribution centers. Also contributing to the increase in gross profit percentage was the growth in International sales which carry a higher gross profit percentage than the Company's overall average.

     Selling and shipping expense increased $70.9 million, or 31.3% from $225.9 million in fiscal 1998 (32.9% of net sales), to $296.8 million in fiscal 1999 (33.9% of net sales). Selling and shipping expense consists of advertising, sales commissions, printed promotional materials and business development costs, all of which increased in part due to the increased sales to the consumer channel, particularly sales through the Company's direct selling activities and International, in which selling expenses as a percentage of net sales, are relatively higher. The increase is also reflective of the

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


continued investment in marketing and product development costs in support of existing and new account and new country development.

     Administrative expense increased $17.2 million, or 27.2%, from $63.3 million in fiscal 1998 (9.2% of net sales) to $80.5 million in fiscal 1999 (9.2% of net sales). Such increases were partially a result of increases in personnel (from approximately 451 administrative employees at January 31, 1998 to approximately 492 administrative employees at January 31, 1999). The Company expects increases in investment in infrastructure to support International sales growth and continued spending associated with improvements in information and administrative support systems including Year 2000 related expenses. See "Year 2000 Compliance" below.

     Interest expense increased $1.9 million, or 39.6%, from $4.8 million in fiscal 1998 to $6.7 million in fiscal 1999. Such increase was attributable to increased borrowing to fund working capital requirements, capital expenditures and long term investments. Borrowing at the end of fiscal 1998 to acquire the STERNO brand and HANDY FUEL brand assets also contributed to the increased interest expense during fiscal 1999.

     Income tax expense increased $13.3 million, or 38.0%, from $35.1 million in fiscal 1998 to $48.4 million in fiscal 1999. The effective income tax rate remained at approximately 39% for fiscal 1999.

     As a result of the foregoing, net earnings increased $19.9 million, or 36.5%, from $54.6 million in fiscal 1998 to $74.5 million in fiscal 1999.

     Basic earnings per share based upon the weighted average number of shares outstanding were $1.52 compared to $1.11 for the same period last year. Diluted earnings per share based upon the potential dilution that could occur if options to issue common stock were exercised or converted were $1.50 compared to $1.10 for the same period last year.

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased $156.0 million, or 29.4%, from $531.5 million in fiscal 1997 to $687.5 million in fiscal 1998. Virtually all of these increases were attributable to unit growth in sales of the Company's consumer everyday and seasonal holiday products, particularly scented candles and accessories. In particular, two areas experienced the highest growth rate for fiscal 1998: our party plan direct seller in the United States; and International, particularly Europe and Canada. Several factors contributed to the increase in unit sales. The increase in sales to new domestic customers was attributable to improved penetration of select channels of distribution and to geographic expansion in the United States, particularly by the Company's direct selling activities. International sales, including sales in Canada, grew at a faster rate than the Company as a whole, and accounted for approximately 25% of the net sales increase. International sales accounted for approximately 17% of the total net sales for fiscal 1998. The Company's results were restated to include the historical results of operations of Endar Corp. (which was acquired in a pooling of interests transaction in May 1997). The acquisition of the STERNO brand and HANDY FUEL brand assets on December 31, 1997 did not have a material impact on the Company's results of operations. Sales of scented candles, which are typically higher gross profit margin products, also continued to grow at a substantially faster rate than unscented products.

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

     Selling and shipping expense increased $61.9 million, or 37.7%, from $164.0 million in fiscal 1997 (30.9% of net sales), to $225.9 million in fiscal 1998 (32.9% of net sales). Selling and shipping expense consists of advertising, sales commissions, printed promotional materials and business development costs, all of which was higher due to increased sales to the consumer

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


channel, particularly sales through the Company's direct selling activities in which sales expenses, as a percentage of sales, are relatively higher. In addition, the Company's consumer products generally require a higher level of product development and sales and marketing expense than the Company's institutional products. Finally, the increase in selling and shipping expense as a percentage of net sales was also attributable, in part, to bad debt write-offs of $2.1 million (principally related to the bankruptcy of one customer) and to non-recurring one-time costs incurred during and after the United Parcel Service strike of approximately $2.0 million.

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

     Interest expense increased $1.2 million, or 33.3%, from $3.6 million in fiscal 1997 to $4.8 million in fiscal 1998. Such increase was attributable to increased borrowing to fund working capital requirements, capital expenditures and the acquisition of the STERNO brand and HANDY FUEL brand assets.

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

SEASONALITY

Approximately 44% of the Company's annual net sales typically occur in the first and second fiscal quarters of the fiscal year, with the larger balance experienced in the third and fourth fiscal quarters, generally due to consumer buying patterns. The Company's net sales are strongest in the third and fourth fiscal quarters due to increased shipments to meet year-end holiday season demand for the Company's products. In addition, during the third and fourth fiscal quarters, the mix of products shipped by the Company shifts to a greater percentage of higher gross profit margin products. Operating profit largely follows these patterns, although a somewhat larger portion of the Company's annual operating profit is earned in the second half of the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Operating assets and liabilities increased from January 31, 1998 to January 31, 1999 due to the Company's internally generated growth and from the Company's investment in Liljeholmens Stearinfabriks AB ("Liljeholmens") Class A voting common stock, as described below. Inventory increased from $135.5 million at January 31, 1998 to $169.7 million at January 31, 1999. Approximately $17.4 million of this $34.2 million increase was due to the inclusion of the Liljeholmens inventory while the balance of the increase was attributable to increases to meet anticipated demand. The Company's percentage increase in sales (27.3%) was significantly greater than the percentage increase in inventory (12.4% excluding Liljeholmens) during fiscal 1999. Accounts receivable increased $8.8 million from $52.0 million at the end

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of fiscal 1998 to $60.8 million at the end of fiscal 1999. Excluding the Liljeholmens accounts receivable of $9.5 million, accounts receivable was $51.3 million at January 31, 1999. Accounts payable and accrued expenses increased $26.7 million ($9.3 million excluding Liljeholmens) from $68.7 million at the end of fiscal 1998 to $95.4 million ($78.0 million excluding Liljeholmens) at the end of fiscal 1999. Except for the inclusion of Liljeholmens amounts, the changes in accounts receivable and in accounts payable and accrued expenses reflect normal seasonal fluctuations and normal payment patterns of operating expenses. The Company's outstanding balance under its revolving credit facility at January 31, 1999 is attributable to working capital requirements, capital expenditures, the investment in Liljeholmens and other long term investments.

     Capital expenditures for property, plant and equipment were $42.6 million in fiscal 1999. The Company anticipates total capital spending of approximately $60.0 million for fiscal 2000, which will be used primarily for increased manufacturing and distribution capacity, upgrades to machinery and equipment in existing facilities, and computer hardware and software.

     The Company has grown in part through acquisitions and, as part of its growth strategy, the Company expects to continue from time to time in the ordinary course of its business to evaluate and pursue acquisition opportunities as appropriate. In the future, acquisitions may contribute more to the overall Company's sales growth rate than historically. This could be in the form of acquiring other companies, selected assets and product lines, long term investments, and/or joint ventures that either complement or expand its existing business. In December, 1998 the Company acquired an approximately 39% economic interest and 79% voting interest in Liljeholmens, a leading European candle manufacturer based in Sweden, in a private sale.

     Pursuant to the Company's revolving credit facility ("Credit Facility"), which matures on October 17, 2002, the lending institutions have agreed, subject to certain conditions, to provide an unsecured revolving credit facility to the Company in an aggregate amount of up to $140.0 million and to provide, under certain circumstances, an additional $35.0 million. Amounts outstanding under the Credit Facility bear interest, at the Company's option, at Bank of America's prime rate (7.75% at January 31, 1999) or at the Eurocurrency rate plus a credit spread ranging from 0.25% to 0.50%, based on a pre-defined financial ratio, for a weighted average interest rate of 5.28% at January 31, 1999. At January 31, 1999, $76.7 million (including outstanding letters of credit) was outstanding under the Credit Facility.

     In August 1998 and January 1999 the Company entered into agreements with four banks to provide uncommitted one year lines of credit with total available borrowing of $75.0 million. Borrowings under the agreements bear interest, at the Company's option, at short term fixed rates, at the banks' prime rate (7.75% at January 31, 1999) or at the Eurocurrency rate plus a credit spread, for a weighted average interest rate of approximately 5.18% at January 31, 1999. There was $1.7 million outstanding under the uncommitted lines of credit at January 31, 1999.

     Liljeholmens has a line of credit which is renewed annually, with available borrowing of approximately $31.0 million. As of December 31, 1998 Liljeholmens had borrowings under the line of credit of approximately $1.8 million. Amounts outstanding under the line of credit bear interest at 3.75% at December 31, 1998.

     At December 31, 1998, Liljeholmens had various long-term debt agreements in multiple European currencies maturing at different dates over the next two to six years. The total amount outstanding as of December 31, 1998 under the loan agreements was approximately $20.2 million with interest rates ranging from 3.95% to 8.46%, of which $14.6 million relates to the credit facility. The loans are collateralized by certain of Liljeholmens' real estate and by Liljeholmens' shares in its subsidiaries.

     Net cash provided by operating activities amounted to $87.4 million in fiscal 1999 compared to $43.6 million in fiscal 1998, an improvement of $43.8 million. Subsequent to January 31, 1999, the Company has continued to purchase common stock on the open market as part of its stock repurchase program. As of March 31, 1999, a total of approximately 500,000 shares have been repurchased.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The Company's primary capital requirements are for working capital to fund the increased inventory and accounts receivable to sustain the Company's sales growth and for capital expenditures. The Company is building its inventory to meet increased demand. The Company believes that its cash from operations and available borrowings under the Credit Facility, uncommitted lines of credit and the Liljeholmens line of credit will be sufficient to fund its operating requirements, capital expenditures, the Company's stock repurchase program and all other obligations for fiscal 2000 and fiscal 2001.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

As of March 31, 1999, the Company is subject to interest rate risk on approximately $97.0 million of variable rate debt, including Liljeholmens. The majority of the Company's variable rate debt, approximately $74.9 million at January 31, 1999, bears interest at the bank's prime rate (7.75% at January 31, 1999) or at the Eurocurrency rate plus a credit spread ranging from 0.25% to 0.50%. Each 1.00% increase in the interest rate would impact pre-tax earnings by approximately $970,000 if applied to the total.

FOREIGN CURRENCY RISK

The Company uses forward foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain committed capital expenditures, Canadian intercompany payables and on certain intercompany loans. The Company does not hold or issue derivative financial instruments for trading purposes.

     With regard to commitments for machinery and equipment in foreign currencies, upon payment of each commitment the underlying forward contract is closed and the corresponding gain or loss is included in the measurement of the cost of the acquired asset. With regard to forward exchange contracts used to hedge Canadian intercompany payables, gain or loss on such hedges is recognized in earnings in the period in which the underlying hedged transaction occurs. With regard to cross-currency forward contracts related to certain intercompany loans, gain or loss on such contracts is recognized into earnings in the period in which the debt is repaid. If a hedging instrument is sold or terminated prior to maturity, gains and losses are deferred until the hedged item is settled. However, if the hedged item is no longer likely to occur, the resultant gain or loss on the terminated hedge is recognized into earnings. For consolidated financial statement presentation, net cash flows from such hedges are classified in the categories of the cash flow with the items being hedged.

     The following table provides information about the Company's foreign exchange forward contracts at January 31, 1999.


                       U.S. Dollar   Average
(In thousands, except     Notional   Contract    Estimated
average contract rate)      Amount      Rate    Fair Value
-------------------------------------------------------------
Canadian Dollar            $22,704         1.53   $(305)
Swiss Franc                  5,943         1.45    (241)
German Deutsche Mark           474         1.69      (7)
-------------------------------------------------------------
                           $29,121                $(553)
-------------------------------------------------------------

The foreign exchange contracts outstanding as of January 31, 1999 have maturity dates ranging from February 1999 through September 1999.

IMPACT OF ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS

On June 15, 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR 2000 COMPLIANCE

The "Year 2000 Issue" is the result of computer programs that were written using two digits rather than four digits to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in miscalculations, malfunctions or disruptions when attempting to process information containing dates that fall after December 31, 1999 or other dates which could cause computer malfunctions.

     Recognizing the importance of the "Year 2000 Issue" the Company began developing a Year 2000 compliance plan in fiscal 1997. The Company's efforts have been focused on the elements that are believed to be critical to business operations ("mission critical"), which includes: (a) an assessment, and where needed, a remediation, of both information technology ("IT") and non-IT elements of its business information, computing, telecommunications, and process control systems, (b) an assessment, and remediation, as necessary, of equipment with embedded chips, and (c) an evaluation of the Company's relationships with significant product and services providers and major customers ("key business partners").

     The compliance plan contains five components as follows: (1) Internal assessment - a detailed evaluation of the potential Year 2000 effects on the Company's IT and non-IT systems and on its equipment with embedded computer chips, (2) Remediation - corrective action including code enhancements, hardware and software upgrades, system replacements, vendor certification, equipment repair or replacement, and other associated changes to achieve Year 2000 compliance, (3) Testing - the verification that remediation actions are effective and that systems currently deemed compliant in fact are compliant, (4) Third party evaluation - an evaluation of the Year 2000 readiness of key suppliers of goods and services and of key customers, and (5) Contingency planning - the development of detailed procedures to be put in place should the Company or key business partners experience a significant Year 2000 problem. Although we believe the above is a sound plan, there can be no assurances that this process will identify or remediate all of the existing Year 2000 exposures.

     The assessment phase is near completion. The remediation process is substantially complete on critical IT and non-IT systems, and the Company presently anticipates that remediation and testing of remaining systems will be complete by April 30, 1999. The testing phase, which is done in most instances using simulated data, is well underway on critical IT and non-IT systems, and the Company expects to complete, in all material respects, testing of internal systems by July 31, 1999.

     The third party evaluation phase is underway with the Company having identified its key business partners, and is in the process of ascertaining their stage of Year 2000 readiness through questionnaires, interviews, on-site visits, and other available means. However, the actual readiness of these third parties is beyond the Company's control; therefore, there can be no assurances that significant deficiencies do not exist amongst such third parties. The Company expects to complete, in all material respects, the third party evaluation phase by April 30, 1999.

     If needed modifications and conversions of computer systems are not made on a timely basis by the Company or its key business partners, the Company could be affected by business disruption, operational problems, and financial loss, any of which could have a material adverse effect on the Company's results of operations, and consolidated financial position.

     Although not anticipated, the most reasonably likely worst case scenario of failure by the Company or its key business partners to resolve the Year 2000 issue would be a short-term slowdown or cessation of manufacturing operations at one or more of the Company's facilities, and a short-term inability on the part of the Company to process orders and billings in a timely manner and to deliver product to customers in a timely manner.

     In addition to the readiness measures described above, the Company intends to mitigate, through the development of contingency plans as deemed appropriate, the possible disruption in business operations that may result from the Year 2000 issue. Contingency plans may include stockpiling raw materials, increasing finished goods inventory levels, securing alternate sources of supply, and other appropriate measures.

     Once developed, contingency plans and related cost estimates will be continually refined as additional information becomes available. The Company intends

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to complete the development of its contingency plans, in all material respects, by the end of July, 1999.

     It is currently estimated that the aggregate cost of the Company's Year 2000 compliance efforts will be approximately $3.0 million, of which approximately $2.0 million has been spent. These costs are being expensed as they are incurred except for costs associated with the replacement of computerized systems, hardware or equipment, substantially all of which will be capitalized, and are being funded through operating cash flow. These amounts do not include any costs associated with the implementation of contingency plans. The Company anticipates that substantially all of the costs associated with the Company's Year 2000 compliance efforts (exclusive of the costs of implementation of contingency plans) will be expensed. The costs associated with the Company's Year 2000 compliance efforts are not expected to be material in relation to the Company's IT budget, and such efforts are not expected to have a material effect upon the Company's other IT projects.

     While the Company does not expect that it will have any need to obtain independent verification of its risk or cost estimates, it should be recognized that the risk and cost estimates herein constitute forward-looking statements and are based solely on management's best estimates of future events. The Company's Year 2000 compliance plan is an ongoing process and the estimates of costs and completion dates for various components of the Year 2000 compliance plan described above are subject to change; therefore actual costs could vary significantly from those currently anticipated and there can be no guarantees regarding the timing or effectiveness of plan completion.


EUROPEAN MONETARY UNION -- EURO

On January 1, 1999, several member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common legal currency. Since that date, the Euro has been traded on currency exchanges while at the same time the legacy currencies remain legal tender in the participating countries during a transition period from January 1, 1999 through January 1, 2001.

     During the transition period, cashless payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency.

     Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

     The Company began assessing the effect of the Euro's introduction in late 1997. The Company believes that its business and financial systems are capable of handling the conversion to the Euro. Testing of transactions processed using the new Euro currency has not yet been completed. The Euro conversion may affect cross-border competition by creating cross-border price transparency. The Company is assessing its pricing/marketing strategy in order to insure that it remains competitive in a broader European market. The Company will continue to evaluate issues involving introduction of the Euro. Based on current information and the Company's current assessment, the Company does not expect that the Euro conversion will have a material adverse effect on its business, results of operations, cash flows or financial condition.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully elsewhere in this Annual Report and in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for fiscal 1999 to be filed on or about April 28, 1999.

                           CONSOLIDATED BALANCE SHEETS

January 31,  (in thousands, except share data)                                                        1998         1999
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                                         $ 21,273     $ 18,571
Accounts receivable, less allowance for doubtful receivables of $1,353 in 1998
   and $1,404 in 1999                                                                               51,980       60,810
Inventories                                                                                        135,524      169,749
Prepaid expenses                                                                                       612        2,831
Deferred income taxes                                                                                2,442          600
-----------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                          211,831      252,561
Property, plant and equipment, at cost:
Land and buildings                                                                                  63,745      104,436
Leasehold improvements                                                                               5,038        5,885
Machinery and equipment                                                                            115,635      149,973
Office furniture and data processing equipment                                                      26,541       34,163
Construction in progress                                                                             1,500           --
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   212,459      294,457
Less accumulated depreciation and amortization                                                      41,749       58,184
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   170,710      236,273
Other assets:
Investments                                                                                          6,438       18,914
Excess of cost over fair value of assets acquired, net of accumulated amortization
   of $2,417 in 1998 and $4,446 in 1999                                                             57,419       67,534
Deposits                                                                                               992        1,501
-----------------------------------------------------------------------------------------------------------------------
                                                                                                    64,849       87,949
-----------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                                 $447,390     $576,783
-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Bank lines of credit                                                                                  $ --      $ 3,455
Current maturities of long-term debt                                                                 1,013        9,339
Accounts payable                                                                                    39,138       51,336
Accrued expenses                                                                                    29,574       44,074
Income taxes                                                                                         2,005        1,197
-----------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                      71,730      109,401
Deferred income taxes                                                                                7,100       18,978
Long-term debt, less current maturities                                                            119,617      114,246
Excess of fair value over cost of assets acquired, net of accumulated amortization
   of $691 in 1998 and $811 in 1999                                                                    713          593
Minority interest                                                                                    1,398       11,533
Commitments and contingencies                                                                           --           --
Stockholders' equity:
Preferred stock - authorized, 10,000,000 shares of $0.01 par value; no shares
   issued and outstanding                                                                               --           --
Common stock - authorized, 100,000,000 shares of $0.02 par value; issued and
   outstanding, 49,100,953 shares in 1998 and 49,200,474 shares in 1999                                982          984
Additional contributed capital                                                                      92,357       93,281
Retained earnings                                                                                  153,493      227,995
Treasury stock, at cost, 0 shares in 1998 and 10,000 shares in 1999                                     --         (228)
-----------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                                    246,832      322,032
-----------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                                   $447,390     $576,783
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS

Year Ended January 31, (in thousands, except per share data)                            1997         1998          1999
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $531,480     $687,474      $875,065
Cost of goods sold                                                                   244,078      298,562       367,517
-----------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                      287,402      388,912       507,548
Selling and shipping                                                                 164,019      225,933       296,753
Administrative                                                                        48,500       63,257        80,465
Amortization of goodwill                                                                 836          948         2,093
-----------------------------------------------------------------------------------------------------------------------
                                                                                     213,355      290,138       379,311
-----------------------------------------------------------------------------------------------------------------------
   Operating profit                                                                   74,047       98,774       128,237
Other expense (income):
   Interest expense                                                                    3,554        4,816         6,653
   Interest income                                                                      (872)        (486)         (481)
   Equity in earnings of investees                                                      (574)        (659)         (825)
   Non-recurring transaction costs of acquired company                                    --        5,173            --
-----------------------------------------------------------------------------------------------------------------------
                                                                                       2,108        8,844         5,347
-----------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes and minority interest                                 71,939       89,930       122,890
Income tax expense                                                                    28,988       35,068        48,387
-----------------------------------------------------------------------------------------------------------------------
   Earnings before minority interest                                                  42,951       54,862        74,503
Minority interest                                                                        194          272             1
-----------------------------------------------------------------------------------------------------------------------
   Net earnings                                                                     $ 42,757     $ 54,590      $ 74,502
-----------------------------------------------------------------------------------------------------------------------
Basic:    Net earnings per common share                                             $   0.89     $   1.11      $   1.52
          Weighted average number of shares outstanding                               47,974       49,063        49,165
-----------------------------------------------------------------------------------------------------------------------
Diluted:  Net earnings per common share                                             $   0.88     $   1.10      $   1.50
          Weighted average number of shares outstanding                               48,476       49,543        49,604
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                      Common stock
                                                    ----------------------  Additional
                                                          Number            contributed   Retained  Treasury
(In thousands, except share data)                      of shares    Amount     capital    earnings    stock       Total
-----------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1996                           47,813,693      $637     $88,701    $ 52,541     $ --    $141,879
Net earnings for the year                                     --        --          --      42,757       --      42,757
Common stock issued in connection with acquisition       993,745        13          --       3,932       --       3,945
Common stock issued in connection with
     exercise of stock options and other                 114,080         1         821          --       --         822
-----------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1997                           48,921,518       651      89,522      99,230       --     189,403
Net earnings for the year                                     --        --          --      54,590       --      54,590
Endar options exercised prior to Endar acquisition       108,713         2       2,296          --       --       2,298
Common stock issued in connection with
     exercise of stock options                            70,722         2         539          --       --         541
Common stock issued in connection with
     3-for-2 stock split in the form of a dividend            --       327          --        (327)      --          --
-----------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                           49,100,953       982      92,357     153,493       --     246,832
Net earnings for the year                                     --        --          --      74,502       --      74,502
Common stock issued in connection with
     exercise of stock options                            99,521         2         924          --       --         926
Treasury stock purchase                                  (10,000)       --          --          --     (228)       (228)
-----------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                           49,190,474      $984     $93,281    $227,995    $(228)   $322,032
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended January 31, (in thousands)                                                    1997         1998         1999
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                                      $ 42,757    $  54,590    $  74,502
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
       Depreciation and amortization                                                    8,778       12,396       19,798
       Deferred income taxes                                                            1,500          758        4,680
       Equity in earnings of investees                                                   (574)        (659)        (825)
       Minority interest                                                                  194          272            1
   Changes in operating assets and liabilities, net of effect of business acquisitions:
       Accounts receivable                                                             (9,944)     (11,422)         627
       Inventories                                                                    (31,123)     (19,961)     (16,850)
       Prepaid expenses                                                                    69         (289)        (566)
       Deposits                                                                           303         (240)        (509)
       Accounts payable                                                                14,107        2,780        1,332
       Accrued expenses                                                                 4,086        4,309        6,881
       Income taxes                                                                     1,453        1,090       (1,655)
-----------------------------------------------------------------------------------------------------------------------
         Total adjustments                                                            (11,151)     (10,966)      12,914
-----------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                     31,606       43,624       87,416
Cash flows from investing activities:
   Purchases of property, plant and equipment                                         (50,526)     (62,481)     (42,611)
   Investment in investees                                                                 --         (814)     (10,492)
   Purchase of businesses, net of cash acquired                                        (7,435)     (65,652)     (22,176)
-----------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                        (57,961)    (128,947)     (75,279)
Cash flows from financing activities:
   Proceeds from issuance of common stock                                                 758          541          926
   Purchase of treasury stock                                                              --           --         (228)
   Borrowings from bank line of credit                                                 30,963       81,500      454,900
   Repayments on bank line of credit                                                  (28,395)     (85,940)    (453,200)
   Proceeds from issuance of long-term debt                                             5,000      107,993      135,620
   Payments on long-term debt                                                            (648)     (25,330)    (152,857)
-----------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                            7,678       78,764      (14,839)
-----------------------------------------------------------------------------------------------------------------------
         Net decrease in cash and cash equivalents                                    (18,677)      (6,559)      (2,702)
Cash and cash equivalents at beginning of year                                         46,509       27,832       21,273
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $ 27,832     $ 21,273    $  18,571
-----------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest                                                                        $  3,313      $ 4,082     $  6,994
     Income taxes, net of refunds                                                      24,968       31,567       45,700
-----------------------------------------------------------------------------------------------------------------------

See Note 2 for non-cash investing and financing activities.

The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, which operates in a single category, home fragrance products, designs, manufactures, markets and distributes an extensive line of home fragrance products including scented candles, outdoor citronella candles, potpourri and environmental fragrance products and markets a broad range of related candle accessories and decorative gift bags and tags.

     A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Blyth Industries, Inc. and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies which are not majority owned or controlled are reported using the equity method and are recorded in other assets. European operations maintain a calendar year accounting period which is consolidated with the Company's fiscal period.

ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CREDIT CONCENTRATION -- The Company's credit sales are principally to department and gift stores, mass merchandisers and distributors who purchase the Company's products for resale. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for estimated credit losses.

FOREIGN CURRENCY TRANSLATION -- All balance sheet accounts of foreign operations are translated into U.S. dollars at the year-end rate of exchange, and statement of earnings items are translated at the weighted average exchange rates for the period. The effect of the foreign currency translation on the financial statements presented was not material.

INVESTMENTS -- The Company makes investments from time to time in the ordinary course of its business which may include selected assets and product lines, long term investments and/or joint ventures that either complement or expand its existing business.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS -- The Company uses forward foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain committed capital expenditures, Canadian intercompany payables and on certain intercompany loans. The Company does not hold or issue derivative financial instruments for trading purposes.

     With regard to commitments for machinery and equipment in foreign currencies, upon payment of each commitment the underlying forward contract is closed and the corresponding gain or loss is included in the measurement of the cost of the acquired asset. With regard to forward exchange contracts used to hedge Canadian intercompany payables, gain or loss on such hedges is recognized in earnings in the period in which the underlying hedged transaction occurs. With regard to cross-currency forward contracts related to certain intercompany loans, gain or loss on such contracts is recognized into earnings in the period in which the debt is repaid. If a hedging instrument is sold or terminated prior to maturity, gains and losses are deferred until the hedged item is

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


settled. However, if the hedged item is no longer likely to occur, the resultant gain or loss on the terminated hedge is recognized into earnings.

     For consolidated financial statement presentation, net cash flows from such hedges are classified in the categories of the cash flow with the items being hedged.

FAIR VALUE OF FINANCIAL INSTRUMENTS -- The Company's financial instruments include short-term and long-term debt. Management believes the carrying value of the debt approximates their estimated fair values.

CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES -- Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. The elements of cost are material, labor and factory overhead.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided principally by use of the straight-line method for financial reporting purposes. The straight-line method and accelerated methods are used for income tax reporting purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

     The principal estimated lives used in determining depreciation and amortization are as follows:


Buildings                               27 to 40 years
Leasehold improvements                   5 to 10 years
Machinery and equipment                  5 to 12 years
Office furniture and data
   processing equipment                  5 to  7 years


EXCESS OF COST OVER FAIR VALUE OF ASSETS ACQUIRED -- The excess of costs of the acquisitions over the value of identifiable assets acquired less liabilities assumed is being amortized on a straight line basis ranging from 15-40 years. On an ongoing basis, management reviews the valuation of the intangible assets to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets.

EXCESS OF FAIR VALUE OVER COST OF ASSETS ACQUIRED -- The excess of fair value of assets acquired over their cost is amortized on a straight line basis over 12 years.

COMPREHENSIVE INCOME -- The Company has adopted Financial Accounting Standards Board ("FASB") Statement No. 130 "Reporting Comprehensive Income". This Statement establishes new standards for the presentation and disclosure of other comprehensive income. There were no material items for the years ended January 31, 1997, 1998 and 1999.

INCOME TAXES -- The Company accounts for income taxes in accordance with the FASB Statement No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes, based upon enacted tax rates in effect for the periods the taxes are expected to be recoverable (payable).

REVENUE RECOGNITION -- Revenue is recognized at the time of shipment of the Company's products.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE -- In June 1997, the Company effected a three-for-two stock split in the form of a stock dividend. All share quantities, per share amounts, and option data have been retroactively restated to reflect this stock split.

     Earnings per common and common equivalent share are computed based upon the weighted average number of shares outstanding during each year, which includes outstanding options for common stock, when dilutive.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: BUSINESS ACQUISITIONS

In April 1995, the Company acquired 80% of the issued and outstanding capital stock of Jeanmarie Creations, Inc., a decorative gift bag company, for approximately $7.1 million (net of cash acquired). During May 1996, 1997 and 1998, the Company increased its investment by an additional 4% each year. Under the purchase and sale agreements, the Company has the option to acquire, and in certain circumstances, may be required to acquire, the remaining 8% of common stock at prices set forth in the agreements. The results of operations prior to acquisition were not material.

     In February 1996, the Company purchased from Hallmark Cards, Incorporated the Canterbury brand candle product line and related candle manufacturing equipment for approximately $8.4 million in cash. The results of operations prior to acquisition were not material.

     In December 1997, the Company acquired the STERNO brand and HANDY FUEL brand assets from a division of the Colgate-Palmolive Company for $65.0 million in cash. The excess of the purchase price over the estimated fair value of assets acquired approximated $47.0 million and is being amortized over 40 years.

     In December 1998, the Company acquired 9,431,000 shares of Class A voting common stock of Liljeholmens Stearinfabriks AB ("Liljeholmens"), a leading European candle manufacturer, in a private sale. Such shares represent an approximately 39% economic interest and 79% voting interest in Liljeholmens. After the purchase price was applied to the fair value of assets acquired and liabilities assumed, goodwill of approximately $12.2 million was generated and will be amortized over 40 years.

     The following unaudited pro forma consolidated results of operations have been prepared as if the investment in Liljeholmens had occurred as of February 1, 1997 and therefore includes an estimate of incremental operating expenses, interest expense, amortization of goodwill and income tax expense:

(In thousands,
except per share amounts)               1998       1999
-------------------------------------------------------
Net sales                           $783,178   $974,565
Net earnings                          54,289     75,176
Net earnings per common share:
   Basic                            $   1.11   $   1.53
   Diluted                              1.10       1.52
-------------------------------------------------------

The unaudited pro forma results do not purport to represent what the Company's results of operations or financial condition actually would have been had the investment been made as of February 1, 1997.

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

     In May 1997, the Company issued 1,900,786 shares of its common stock in exchange for all of the outstanding capital stock of Endar Corp. ("Endar"), a manufacturer of potpourri, scented candles and other

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fragrance products. The transaction was accounted for as a pooling of interests. All of the accompanying consolidated financial statements and footnotes have been restated to include the historical results of operations and financial position of Endar prior to the acquisition.

NOTE 3: INVENTORIES

The major components of inventories are as follows (in thousands):

                                       1998        1999
-------------------------------------------------------
Raw materials                      $ 19,988    $ 34,807
Work in process                       2,263       2,658
Finished goods                      113,273     132,284
-------------------------------------------------------
                                   $135,524    $169,749
-------------------------------------------------------

NOTE 4: ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

                                       1998        1999
-------------------------------------------------------
Compensation and certain benefits   $10,330     $15,141
Deferred revenue                      6,015       5,679
Promotional expenses                  5,217      10,110
Taxes, other than income              4,707       3,670
Other                                 3,305       9,474
-------------------------------------------------------
                                    $29,574     $44,074
-------------------------------------------------------

NOTE 5: BANK LINES OF CREDIT

As of January 31, 1999, the Company had a total of $75.0 million available under uncommitted bank lines of credit maturing in August 1999 and January 2000 of which $1.7 million was outstanding. Amounts outstanding under the lines of credit bear interest, at the Company's option, at short term fixed rates, at the banks' prime rate (7.75% at January 31, 1999) or at the Eurocurrency rate plus a credit spread, for a weighted average interest rate of approximately 5.18% at January 31, 1999.

     As of December 31, 1998, Liljeholmens had available lines of credit of approximately $31.0 million of which approximately $1.8 million was outstanding. The amounts outstanding under the lines of credit bear interest at 3.75% at December 31, 1998. The lines of credit are renewed annually.

NOTE 6: LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                       1998        1999
-------------------------------------------------------
7.54% Senior Notes                 $ 25,000    $ 25,000
Credit facilities                    93,557      89,538
Other                                 2,073       9,047
-------------------------------------------------------
                                    120,630     123,585
Less current maturities              (1,013)     (9,339)
-------------------------------------------------------
                                   $119,617    $114,246
-------------------------------------------------------


In July 1995, the Company privately placed $25.0 million aggregate principal amount of 7.54% Senior Notes due 2005. Such Senior Notes are guaranteed by certain of the Company's subsidiaries and contain, among other provisions, requirements for maintaining certain financial ratios and net worth. At January 31, 1999, the Company was in compliance with such covenants. The notes are payable in seven annual installments beginning June 30, 1999.

     Pursuant to the Company's revolving credit facility ("Credit Facility"), which matures on October 17, 2002, the lending institutions have agreed, subject to certain conditions, to provide an unsecured revolving credit facility to the Company in an aggregate amount of up to $140.0 million and to provide, under certain circumstances, an additional $35.0 million. Amounts outstanding under the Credit Facility bear interest, at the Company's option, at Bank of America's prime rate (7.75% at January 31, 1999) or at the Eurocurrency rate plus a credit spread ranging from

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



0.25% to 0.50%, based on a pre-defined financial ratio, for a weighted average interest rate of 5.28% at January 31, 1999. At January 31, 1999, approximately $74.9 million was outstanding under the Credit Facility. The Credit Facility is guaranteed by certain of the Company's subsidiaries and contains, among other provisions, requirements for maintaining certain financial ratios and limitations on certain payments. At January 31, 1999, the Company was in compliance with such covenants.

     At December 31, 1998, Liljeholmens had various long-term debt agreements in multiple European currencies maturing at different dates over the next two to six years. The total amount outstanding as of December 31, 1998 under the loan agreements was approximately $20.2 million with interest rates ranging from 3.95% to 8.46%, of which $14.6 million relates to the credit facilities. The loans are collateralized by certain of Liljeholmens' real estate and by Liljeholmens' shares in its subsidiaries.

     Maturities under debt obligations are as follows (in thousands):

For the years ending January 31,
-------------------------------------------------------
2000                                            $ 9,339
2001                                             11,442
2002                                              5,794
2003                                             79,043
2004                                              4,150
Thereafter                                       13,817
-------------------------------------------------------
                                               $123,585
-------------------------------------------------------


NOTE 7: EMPLOYEE BENEFIT PLANS

The Company has defined contribution employee benefit plans covering substantially all eligible non-union employees. The Company is primarily required to contribute $100 for each participating employee; additional contributions are discretionary. Liljeholmens participates in a government sponsored retirement system which provides pension benefits for certain employees. Expense related to the plans for the years ended January 31, 1997, 1998 and 1999 was $1,182,000, $1,426,000 and $1,696,000, respectively.

NOTE 8: COMMITMENTS

The Company utilizes leases for a portion of its operating facilities and equipment. Generally, the leases provide that the Company pay real estate taxes, maintenance, insurance and other occupancy expenses applicable to leased premises. Certain leases provide for renewal for various periods at stipulated rates.

     The minimum future rental commitments under operating leases are as follows (in thousands):

For the years ending January 31,
-------------------------------------------------------
2000                                            $14,536
2001                                             12,853
2002                                             10,407
2003                                              8,210
2004                                              5,419
Thereafter                                       12,998
-------------------------------------------------------
                                                $64,423
-------------------------------------------------------

Rent expense for the years ended January 31, 1997, 1998 and 1999 was $6,325,000, $8,072,000 and $12,692,000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9: INCOME TAXES

Earnings before provision for income taxes are as follows (in thousands):

                            1997        1998       1999
-------------------------------------------------------
United States            $67,146     $81,334   $111,969
Foreign                    4,793       8,596     10,921
-------------------------------------------------------
                         $71,939     $89,930   $122,890
-------------------------------------------------------

Income tax expense consists of the following (in thousands):

                            1997        1998       1999
-------------------------------------------------------
Current income tax
 expense:
   Federal               $21,433     $25,271    $31,288
   State                   4,123       5,430      9,120
   Foreign                 1,932       3,609      3,299
-------------------------------------------------------
                          27,488      34,310     43,707
Deferred income tax expense:
   Federal                 1,275         644      3,691
   State                     225         114        651
   Foreign                    --          --        338
-------------------------------------------------------
                           1,500         758      4,680
-------------------------------------------------------
                         $28,988     $35,068    $48,387


Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                        1998       1999
-------------------------------------------------------
Current deferred tax assets:
   Accrued compensation              $ 1,557    $   716
   Allowance for doubtful
    receivables                          117       (173)
   Accrued expenses                      408         --
   Other                                 360         57
-------------------------------------------------------
                                     $ 2,442    $   600
-------------------------------------------------------
Non-current deferred tax
 liabilities:
   Depreciation                      $(7,100)  $(18,978)
-------------------------------------------------------

As of January 31, 1999, undistributed earnings of foreign subsidiaries considered permanently invested for which deferred income taxes have not been provided were approximately $27.5 million.

     A reconciliation of the provision for income taxes to the amount computed at the federal statutory rate is as follows (in thousands):

                            1997        1998       1999
-------------------------------------------------------
Tax provision at
   statutory rate        $25,179     $31,471    $43,012
Tax effect of:
   State income taxes,
     net of federal
      benefit              3,419       3,530      5,626
       Other, net            390          67       (251)
-------------------------------------------------------
                         $28,988     $35,068    $48,387
-------------------------------------------------------

NOTE 10: EMPLOYEE STOCK OPTION PLANS

At January 31, 1999, the Company had two stock-based compensation plans, which are described below.

     In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account for stock-based compensation under the intrinsic value based method of accounting described by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

     Under APB No. 25, generally, no cost is recorded for stock options issued to employees unless the option price is below market at the time options are granted. The following pro forma net earnings and net earnings per common share are presented for informational purposes and have been computed using the fair value method of accounting for stock-based compensation as set forth in SFAS No. 123:

(In thousands,
except per share data)      1997        1998       1999
-------------------------------------------------------
Net earnings:
   As reported           $42,757     $54,590    $74,502
   Pro forma              42,426      54,320     74,122
Net earnings per
 common share:
   As reported:
     Basic               $  0.89     $  1.11    $  1.52
     Diluted                0.88        1.10       1.50
   Pro forma:
     Basic               $  0.88     $  1.11    $  1.51
     Diluted                0.88        1.10       1.49
-------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option is estimated on the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999, respectively: expected volatility was 42.5% for 1997 and 1998 and 43.7% for 1999; risk-free interest rates at 6.14% to 6.85% for 1997, 5.69% to 6.99% for 1998 and 4.27% to 5.67% for
1999; expected life of 7 years for all years and no dividend payments.

     The Company has adopted the Amended and Restated 1994 Employee Stock Option Plan (the "Employee Option Plan"), which provides for the grant to officers and employees of both "incentive stock options" and stock options that are non-qualified for Federal income tax purposes. The total number of shares of common stock for which options may be granted pursuant to the Employee Option Plan is 1,880,000.

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

     Transactions involving stock options are summarized as follows:

                                       Weighted Average
                         Option Shares   Exercise Price
----------------------------------------------------------
Outstanding at
   January 31, 1996            786,000              $ 9.17
     Options granted           274,500               26.17
     Options exercised         (68,100)               6.99
     Options cancelled         (25,500)               8.47
----------------------------------------------------------
Outstanding at
   January 31, 1997            966,900               19.23
     Options granted           279,000               25.65
     Options exercised         (70,201)               8.08
     Options cancelled         (40,800)              19.63
----------------------------------------------------------
Outstanding at
   January 31, 1998          1,134,899               17.17
     Options granted           262,000               31.47
     Options exercised         (99,521)               9.31
     Options cancelled         (65,670)              22.67
----------------------------------------------------------
Outstanding at
   January 31, 1999          1,231,708              $20.55
----------------------------------------------------------

At January 31, 1997, 1998 and 1999, options to purchase 170,700, 308,999 and 461,407 shares, respectively, were exercisable.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Options outstanding and exercisable as of January 31, 1999, by price range:


                                            Outstanding                                            Exercisable
                               -----------------------------------------------               ---------------------------
                                         Weighted Average
Range of                                        Remaining     Weighted Average                         Weighted Average
Exercise Price                 Shares    Contractual Life       Exercise Price               Shares      Exercise Price
--------------------------------------------------------------------------------------------------------------------------
$ 5.50 - 14.40                387,101               5.67         $     8.26                 231,701        $     8.03
 14.40 - 25.20                418,052               7.32              22.06                 157,952             20.82
 25.20 - 36.00                426,555               8.68              30.25                  71,754             28.89
--------------------------------------------------------------------------------------------------------------------------

The weighted average fair value of options granted during the years ended January 31, 1997, 1998 and 1999 was $14.81, $14.13 and $16.99, respectively.

NOTE 11: SEGMENT INFORMATION

The Company operates in a single category, home fragrance products. The Company designs, manufactures, markets and distributes an extensive line of home fragrance products including scented candles, outdoor citronella candles, potpourri and environmental fragrance products. Closely complementing these products are a broad range of candle accessories and decorative gift bags and tags. The Company has operations outside of the United States and sells its products worldwide.

     The following geographic area data include trade net sales and net earnings based on product shipment destination and long-lived assets (which consist of fixed assets, goodwill and long term investments) based on physical location. This data is presented in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted for all periods presented.


Year ended January 31,
(in thousands)              1997        1998       1999
-------------------------------------------------------
Net Sales:
   United States        $457,418    $573,214   $714,744
   International (1)      74,062     114,260    160,321
-------------------------------------------------------
     Total              $531,480    $687,474   $875,065
-------------------------------------------------------

Year ended January 31,
(in thousands)              1997        1998       1999
-------------------------------------------------------
Net Earnings:
   United States         $40,757     $50,599    $67,218
   International (1)       2,000       3,991      7,284
-------------------------------------------------------
     Total               $42,757     $54,590    $74,502
-------------------------------------------------------

As of January 31,
(in thousands)              1997        1998       1999
-------------------------------------------------------
Long-Lived Assets:
   United States        $112,454    $208,453   $240,251
   International (1)       8,533      26,114     82,470
-------------------------------------------------------
     Total              $120,987    $234,567   $322,721
-------------------------------------------------------

(1) No individual country represents a material amount of net sales, net earnings or long-lived assets. The long-lived assets amount for 1999 includes $40,125 of Liljeholmens fixed assets.

                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS

NOTE 12: STOCK REPURCHASE PLAN

On September 10, 1998, the Company's Board of Directors authorized the Company to repurchase up to 1,000,000 shares of its common stock. As of January 31, 1999, the Company had purchased on the open market 10,000 common shares for a total of $228,000. Subsequent to January 31, 1999, the Company has continued to purchase common stock in the open market. At March 31, 1999, a total of approximately 500,000 shares have been repurchased. The acquired shares are held as common stock in treasury.

NOTE 13: EARNINGS PER SHARE

During fiscal year 1998, the Company adopted FASB Statement No. 128, "Earnings per Share". This new accounting pronouncement eliminates the measure of performance called "primary" earnings per share and replaces it with "basic" earnings per share. The essential difference between the two calculations is that the dilutive effects of stock options are not considered in the basic computation. The pronouncement also changed the measure previously reported as "fully diluted" earnings per share to "diluted" earnings per share. All periods have been restated to conform to this new pronouncement.

     The components of basic and diluted earnings per share is as follows (in thousands):

                            1997        1998       1999
-------------------------------------------------------
Net earnings             $42,757     $54,590    $74,502
-------------------------------------------------------
Weighted average
   number of common
   shares outstanding:
     Basic                47,974      49,063     49,165
     Dilutive effect of
       stock options         502         480        439
-------------------------------------------------------
Weighted average
   number of common
   shares outstanding:
     Diluted              48,476      49,543     49,604
-------------------------------------------------------

NOTE 14: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly information for the years ended January 31 is as follows:

                                                                                 1998 Quarter Ended
-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                     April 30      July 31   October 31    January 31        Total
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                 $155,060     $137,709     $192,457      $202,248     $687,474
Gross profit                                                85,863       77,334      106,605       119,110      388,912
Net earnings                                                11,314        6,419       19,626        17,231       54,590
Net earnings per common and common equivalent share:
   Basic                                                  $   0.23     $   0.13     $   0.40      $   0.35     $   1.11
   Diluted                                                    0.22         0.13         0.40          0.35         1.10
-----------------------------------------------------------------------------------------------------------------------


                                                                                 1999 Quarter Ended
-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                     April 30      July 31   October 31    January 31        Total
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                 $201,030     $181,011     $240,766      $252,258     $875,065
Gross profit                                               118,423      104,776      134,374       149,975      507,548
Net earnings                                                14,672       12,725       24,532        22,573       74,502
Net earnings per common and common equivalent share:
   Basic                                                  $   0.30     $   0.26     $   0.50      $   0.46     $   1.52
   Diluted                                                    0.30         0.26         0.49          0.45         1.50
-----------------------------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: SUBSEQUENT EVENT

On April 9, 1999, the Company announced that it has offered to buy for cash, through its subsidiary Candle Corporation Worldwide Sweden AB ("CCW/Sweden"), the remaining Class A and Class B common shares of Liljeholmens not already owned by the Company. If all the outstanding shares were tendered to CCW/Sweden, the offer would represent an aggregate consideration of SEK 231,717,929, or approximately $28 million.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Blyth Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Blyth Industries, Inc. and Subsidiaries at January 31, 1999 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
------------------------------
    PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

March 25, 1999, except for Note 12 and Note 15, as to which the date is April 9, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Blyth Industries, Inc.

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows of Blyth Industries, Inc. and Subsidiaries, for the year ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Blyth Industries, Inc. and Subsidiaries, for the year ended January 31, 1997, in conformity with generally accepted accounting principles.



/s/ Grant Thornton LLP
----------------------
    GRANT THORNTON LLP

Chicago, Illinois

March 28, 1997